TABLE OF CONTENTS

President's Message	1
Summary of Financial & Operating Results	2
Management's Discussion & Analysis	3
Management's Report to Shareholders	41
Auditor's Reports	42
Consolidated Financial Statements	44
Notes to the Consolidated Financial Statements	48
Corporate Profile	IBC

OPERATING MEASURES

Years ended December 31	2014	2013	2012	2011	2010
AVERAGE DAILY PRODUCTION					
Light oil (bbl/d)	21,228	27,061	28,005	21,455	21,743
Heavy oil (bbl/d)	8,251	8,355	6,514	6,425	6,789
Natural gas liquids (bbl/d)	10,130	10,476	10,731	9,659	9,611
Natural gas (Mcf/d)	202,076	231,812	242,992	218,601	219,302
Total (boe/d)	73,288	84,527	85,748	73,973	74,693
Annual (MMboe)	26.8	30.9	31.4	27.0	27.3
AVERAGE BENCHMARK PRICES					
WTI oil (Cdn $/bbl)	102.44	101.07	94.15	94.17	82.07
Edmonton par light oil (Cdn $/bbl)	94.50	93.47	86.29	95.36	77.55
WCS heavy oil (Cdn $/bbl)	81.03	75.14	72.69	77.24	67.41
NYMEX gas (Cdn $/MMBtu)	4.71	3.82	2.83	3.99	4.52
AECO monthly gas (Cdn $/MMBtu)	4.42	3.16	2.40	3.68	4.13
Average currency ($1Cdn = $U.S.)	0.91	0.97	1.00	1.01	0.97
AVERAGE SALES PRICES (1)					
Light oil ($/bbl) (2)	92.10	89.68	82.60	92.10	76.07
Heavy oil ($/bbl) (2)	75.21	67.98	65.94	69.76	60.22
Natural gas liquids ($/bbl)	52.17	55.81	57.92	69.31	56.99
Natural gas ($/Mcf)	4.74	3.19	2.35	3.61	4.08
Average price ($/boe)	55.96	51.64	46.47	53.21	47.45
AVERAGE NETBACK (2)					
Light oil ($/bbl) (1)	54.24	52.28	47.83	54.10	41.97
Heavy oil ($/bbl) (1)	43.18	37.60	36.55	40.52	33.85
Natural gas liquids ($/bbl) (1)	22.28	25.40	28.53	38.23	31.25
Natural gas ($/Mcf) (1)	1.83	0.73	0.16	1.17	1.95
Operating netback ($/boe) (3) (4)	25.64	24.35	23.67	28.99	28.15
CAPITAL EXPENDITURES ($ millions) (2) (5)	904.0	695.8	467.4	608.5	333.8
RESERVES (proved plus probable)					
Reserves at year end (MMboe)	557.4	477.4	512.0	330.5	318.4

(1) Excluding realized commodity risk management.

(2) Comparative figures restated to conform to presentation in the current period.

(3) Including realized commodity risk management.

(4) See definition under section **"Non-GAAP Financial Measures"**.

(5) Capital expenditures include drilling royalty credits, as applicable.

PRESIDENT'S MESSAGE
To our shareholders,
Over the past couple of years, we have established a track record of delivering on our stated commitments and I am happy to report that in 2014, we did this again. Despite the very challenging environment that developed in the latter half of the year with the collapse of global crude oil prices, we remained steadfast in our efforts to deliver on the objectives and goals which we set out at the beginning of the year. We concluded 2014 by delivering strong operating performance, meeting or exceeding most of our stated operating guidance metrics.
We successfully completed the construction and commissioning of the initial 12,500 barrel per day (bbl/d) commercial phase of Lindbergh and, in December, we celebrated a significant milestone with first steam at the commercial SAGD facility. This milestone marked the culmination of two years of hard work and determination by our teams to design, construct and commence operations at Lindbergh. Steaming operations commenced as planned with the first shipment of production from the commercial facilities delivered in February of 2015. As Lindbergh comes on stream, ultimately reaching its full capacity of up to 40,000 to 50,000 bbl/d, it should generate low decline, stable production growth and significant cash flow.
The Lindbergh pilot, which has been on production for nearly 36 months, continues to exhibit strong production performance and low steam oil ratios (SORs). At year-end 2014, total cumulative production from the two well pair pilot exceeded 1.6 million barrels with a cumulative SOR of approximately 2.1x. The strong performance of the pilot has provided the backdrop for an optimized development strategy for Lindbergh that contemplates utilizing the anticipated excess treating capacity built into the existing facilities, along with the efficiencies associated with expected low SORs. The optimized development plan is expected to generate significant capital savings while still achieving the ultimate production capacity.
We continued to enhance the performance of our conventional assets in 2014, especially in the Cardium in the Olds/Garrington area, providing strong production results and allowing us to exceed the top end of our annual production guidance. The Cardium has been a core focus area for Pengrowth over the past three years, where we have been the leading developer within the play. Our teams have worked hard to reduce costs while improving production results. Efficient operations, resulting in improved capital efficiencies within the play, have been instrumental to our success in being able to achieve and exceed production targets, while allowing for further rationalization of our mature, legacy assets.
We also took steps to position our company for future growth by bolstering our development inventory within the Montney, one of the most prolific unconventional plays in North America. In the fourth quarter, we added to our low cost Montney development inventory with the acquisition of 32.6 gross/net sections of prospective liquids-rich lands in the heart of the Montney fairway adjacent to our existing lands at Bernadet in north eastern British Columbia. These lands complement our existing Montney lands and are expected to position Pengrowth for continued growth, with long-term scalable, low cost, low risk stacked zone liquids-rich development opportunities, starting in 2017.The acquisition of these lands was partially funded with disposition proceeds from our mature production assets.
As commodity prices have continued to decline, our Board and management team moved quickly and decisively to take steps to ensure the financial health and sustainability of the company. We have taken a measured and disciplined approach, significantly reducing our capital program, deferring the next commercial phase of Lindbergh development by at least one year, and reducing the dividend. In this environment, preserving capital and maintaining the health of our balance sheet is vital and the measures announced for 2015 reflect a balance whereby capital expenditures and dividends are expected to be less than internally generated funds flow from operations, with any and all excess funds flow being directed toward reducing debt. There will be a strong emphasis in 2015 on reducing Pengrowth’s indebtedness. Delivering on these measures will help ensure that Pengrowth weathers the current commodity price storm and emerges as a stronger company when commodity prices strengthen.
For 26 years, Pengrowth has delivered significant value to our shareholders and we are committed to ensuring that we have the assets, people and the financial flexibility to continue to do so well into the future. These are challenging times for the oil and gas industry, but despite these challenges, we remain confident in our strategy and our ability to deliver on that strategy. We have great assets that provide us with a solid foundation and the opportunity to create long-term value for our shareholders.
On behalf of our Board of Directors, management and all of our employees, I would like to take this opportunity to thank all of our shareholders for their continued support.
Sincerely,
Derek W. Evans
President and Chief Executive Officer
February 26, 2015

PENGROWTH 2014 President's Message	1

SUMMARY OF FINANCIAL & OPERATING RESULTS

	Three months ended			Twelve months ended
(monetary amounts in millions except per boe and per share amounts)	Dec 31, 2014	Dec 31, 2013	% Change (2)	Dec 31, 2014	Dec 31, 2013	% Change
PRODUCTION
Average daily production (boe/d)	71,802	77,371	(7)	73,288	84,527	(13)
FINANCIAL
Funds flow from operations (1)	$115.8	$105.9	9	$505.7	$560.9	(10)
Funds flow from operations per share (1)	$0.22	$0.20	10	$0.96	$1.08	(11)
Oil and gas sales	$291.5	$343.7	(15)	$1,496.9	$1,593.4	(6)
Oil and gas sales per boe	$44.13	$48.29	(9)	$55.96	$51.64	8
Realized commodity risk management gains (losses)	$21.7	$(15.7)	(238)	$(96.1)	$(55.0)	75
Realized commodity risk management gains (losses) per boe	$3.29	$(2.21)	(249)	$(3.60)	$(1.78)	102
Operating expenses	$94.5	$109.2	(13)	$415.4	$482.5	(14)
Operating expenses per boe	$14.31	$15.34	(7)	$15.53	$15.64	(1)
Royalty expenses	$51.2	$62.8	(18)	$268.6	$275.1	(2)
Royalty expenses per boe	$7.75	$8.82	(12)	$10.04	$8.92	13
Royalty expenses as a percent of sales	17.6%	18.3%		17.9%	17.3%
Operating netback per boe (1)	$24.04	$20.82	15	$25.64	$24.35	5
Cash G&A expenses (1)	$21.2	$21.7	(2)	$84.3	$87.8	(4)
Cash G&A expenses per boe (1)	$3.21	$3.05	5	$3.15	$2.85	11
Capital expenditures	$258.8	$239.7	8	$904.0	$695.8	30
Capital expenditures per share	$0.49	$0.46	7	$1.71	$1.34	28
Net cash acquisitions (dispositions)	$(19.8)	$(29.2)	(32)	$(67.5)	$(977.7)	(93)
Net cash acquisitions (dispositions) per share	$(0.04)	$(0.06)	(33)	$(0.13)	$(1.89)	(93)
Dividends paid	$63.8	$62.4	2	$253.2	$248.1	2
Dividends paid per share	$0.12	$0.12	—	$0.48	$0.48	—
Number of shares outstanding at period end (000's)	533,438	522,031	2	533,438	522,031	2
Weighted average number of shares outstanding (000's)	531,654	520,910	2	527,851	517,365	2
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (1) (2)	$(854.8)	$(37.3)		$(879.0)	$(183.8)	378
Net income (loss)	$(506.0)	$(91.1)	455	$(578.8)	$(316.9)	83
Net income (loss) per share	$(0.95)	$(0.17)	459	$(1.10)	$(0.61)	80
CASH AND CASH EQUIVALENTS	$—	$448.5	(100)	$—	$448.5	(100)
DEBT
Senior debt (3)				$1,722.0	$1,412.7	22
Convertible debentures				$137.2	$236.0	(42)
Total debt before working capital				$1,859.2	$1,648.7	13
Total debt including working capital				$1,836.5	$1,469.4	25
CONTRIBUTION BASED ON OPERATING NETBACKS (1)
Light oil	50%	57%		55%	65%
Heavy oil	17%	16%		17%	15%
Natural gas liquids	11%	18%		11%	12%
Natural gas	22%	9%		17%	8%
PROVED PLUS PROBABLE RESERVES
Light oil (Mbbls)				91,695	103,473	(11)
Heavy oil (Mbbls)				272,610	172,761	58
Natural gas liquids (Mbbls)				34,261	35,091	(2)
Natural gas (Bcf)				953	996	(4)
Total oil equivalent (Mboe)				557,350	477,385	17
CAPITAL PERFORMANCE (1)
Finding & Development Cost ("F&D") per boe (4)				$22.33	$21.96	2
Recycle ratio (5)				1.1	1.1	—

(1)	See definition under sections "Additional GAAP Measures", "Non-GAAP Financial Measures" and "Operational Measures".

(2)	Percentage changes in excess of 500 are excluded.

(3)	Debt includes the current and long term portions.

(4)	Includes changes in Future Development Costs ("FDC") and based on proved plus probable reserves.

(5)	Recycle ratio is calculated as operating netback per boe divided by F&D costs per boe based on proved plus probable reserves.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.
Note regarding oil production: references to light oil contained within this report include light and medium oil.

PENGROWTH 2014 Summary of Financial & Operating Results	2

MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2014 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to February 26, 2015.
Pengrowth’s fourth quarter and annual results for 2014 are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from property dispositions are included in Pengrowth’s results up to the time of closing for each disposition.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, goodwill, Asset Retirement Obligations ("ARO"), remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, General and Administrative Expenses ("G&A") and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution

PENGROWTH 2014 Management's Discussion and Analysis	3

readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the Consolidated Financial Statements and revenues and expenses during the reporting year. Actual results could differ from those estimated.
In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements is described below:
Estimating oil and gas reserves
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of goodwill and oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).
Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.

PENGROWTH 2014 Management's Discussion and Analysis	4

Determination of Cash Generating Units ("CGUs")
CGUs are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.
Asset Retirement Obligations
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth's wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work, the inflation assumption, and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision. During 2014, Pengrowth’s ARO risk free discount rate changed from 3.25 percent to 2.3 percent due to a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate.
Impairment testing
CGUs that have associated goodwill are tested for impairment at least annually and CGUs with or without associated goodwill are tested when there is an indication of impairment. The test is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land, contingent resources and infrastructure may also be considered. The impairment assessment of goodwill is based on the estimated recoverable amount of the related CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.
Fair value of risk management contracts
Pengrowth records risk management contracts at fair value with changes in fair value recognized in the Consolidated Statements of Income (Loss). The fair values are determined using observable market data and external counterparty information.
Valuation of trade and other receivables, and prepayments to suppliers
Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.
COMPARATIVE FIGURES
Certain comparative figures have been restated to conform to the current period presentation.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.

PENGROWTH 2014 Management's Discussion and Analysis	5

Operating netbacks do not have standardized meanings prescribed by GAAP. Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income (Loss) and dividing by production. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are total debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA") and total debt to total capitalization. Total debt is the sum of working capital and long term debt including convertible debentures as shown on the Consolidated Balance Sheets, and total capitalization is the sum of total debt and shareholders’ equity.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity, power and interest mark to market gains and losses, non-cash mark to market gains and losses on investments, unrealized foreign exchange gains and losses and gains on acquisitions, as applicable, that may significantly impact net income (loss) from period to period.
Payout ratio and net payout ratio are terms used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations. Net payout ratio is calculated as dividends declared net of proceeds from the Dividend Reinvestment Plan ("DRIP") divided by funds flow from operations.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead.
Pengrowth’s ability to grow both reserves and production can be measured with the following metrics: reserves per share, reserves per debt adjusted share, production per share and production per debt adjusted share. Reserves per share and reserves per debt adjusted share are measured using year end proved plus probable reserves and the number of common shares outstanding at year end. The reserves per debt adjusted share is debt-adjusted by assuming additional shares are issued at the year end share price to replace year end long term debt outstanding.
Production per share and production per debt adjusted share are measured in respect of the average production for the year and the weighted average number of common shares outstanding during the year. The production per debt adjusted share is debt-adjusted by assuming additional shares are issued at the year end share price to replace year end long term debt outstanding.
Recycle ratio is a measure of value creation for each dollar spent. This measure is calculated as operating netback per boe divided by Finding and Development ("F&D") cost per boe and can also be calculated using Finding, Development & Acquisition ("FD&A") cost per boe. Recycle ratio can be calculated including or excluding Future Development Costs ("FDC").
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH 2014 Management's Discussion and Analysis	6

2014 and 2015 GUIDANCE
The following table provides a summary of Pengrowth's 2014 Guidance and actual results:

	2014 Actual	2014 Guidance (1)
Production (boe/d)	73,288	71,000 - 73,000
Capital expenditures ($ millions)	904.0	740 - 770
Royalty expenses (% of sales)	17.9	16 - 18
Operating expenses ($/boe)	15.53	15.20 - 15.80
Cash G&A expenses ($/boe)	3.15	3.15 - 3.25
Funds flow from operations ($ millions)	505.7	500 - 540
EBITDA ($ millions) (2)	557.4	575 - 625

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	Guidance EBITDA calculated as funds flow from operations plus interest and financing charges less expenditures on remediation.
2014 average production of 73,288 boe/d exceeded 2014 Guidance driven by performance of the new Cardium development wells partly offset by third party capacity constraints at Pine Creek, downtime at Sable Island and several minor property divestitures completed in 2014.
2014 capital expenditures amounted to $904.0 million, including $442.3 million invested in all phases at Lindbergh and $338.1 million invested in non-thermal development capital. Pengrowth also acquired 32.6 gross/net sections of prospective liquids-rich Montney lands at Bernadet in north eastern British Columbia for $123.6 million in the fourth quarter which was not contemplated in 2014 Guidance of $740 - $770 million.
2014 royalty, operating and G&A expenses were in line with 2014 Guidance.
2014 funds flow from operations was at the lower end of 2014 Guidance, and 2014 EBITDA was below 2014 Guidance primarily due to unplanned clean up and remediation costs.
The following table provides Pengrowth's previously announced 2015 Guidance:

2015 Guidance
Production (boe/d)	73,000 - 75,000
Capital expenditures ($ millions)	190 - 210
Royalty expenses (% of sales)	12 - 15
Operating expenses ($/boe) (1)	15.50 - 16.50
Cash G&A expenses ($/boe) (1)	3.20 - 3.30

(1)	Per boe estimates based on high and low ends of production Guidance.
Pengrowth’s 2015 capital program of $200 million represents a 78 percent decrease from 2014 actual capital expenditures of $904.0 million. The program includes $125 million of non-thermal capital focused on optimization and enhancement activities targeting ongoing production and does not contemplate an active drilling program. Thermal capital of $75 million at Lindbergh is allocated to engineering design work on Phase II, the building of the sales pipeline connection to Husky Energy Inc. ("Husky"), installation of downhole pumps on all new wells and the addition of treating capability at the existing facilities to increase throughput capacity. Pengrowth is maintaining spending on its asset integrity and maintenance programs.
Despite the reduction in 2015 capital spending, Pengrowth expects to grow volumes to a range of 73,000 - 75,000 boe/d in 2015 due to the anticipated volumes from the first commercial phase at Lindbergh.

PENGROWTH 2014 Management's Discussion and Analysis	7

FINANCIAL HIGHLIGHTS

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Production (boe/d)	71,802	72,472	77,371	73,288	84,527
Capital expenditures	258.8	191.9	239.7	904.0	695.8
Funds flow from operations	115.8	129.0	105.9	505.7	560.9
Operating netback ($/boe) (1)	24.04	24.91	20.82	25.64	24.35
Adjusted net income (loss)	(854.8)	3.4	(37.3)	(879.0)	(183.8)
Net income (loss)	(506.0)	52.2	(91.1)	(578.8)	(316.9)

(1)	Including realized commodity risk management.

Funds Flow from Operations

($ millions)	Q3/14 vs. Q4/14		% Change	Q4/13 vs. Q4/14		% Change	2013 vs. 2014		% Change
Funds flow from operations for comparative period	Q3/14	129.0		Q4/13	105.9		2013	560.9
Increase (decrease) due to:
Volumes		(14.1)	(11)		(32.6)	(31)		(235.1)	(42)
Prices including differentials		(62.7)	(49)		(20.4)	(19)		141.0	25
Realized commodity risk management		50.3	39		37.4	35		(41.1)	(7)
Other income including sulphur		(0.8)	(1)		0.8	1		(2.4)	—
Royalties		14.3	11		11.6	11		6.5	1
Expenses:
Operating		7.9	6		14.7	14		67.1	12
Cash G&A		(0.6)	—		0.5	—		3.5	1
Interest & financing		(0.5)	—		3.6	3		19.5	3
Other expenses including transportation		(7.0)	(5)		(5.7)	(5)		(14.2)	(3)
Net change		(13.2)	(10)		9.9	9		(55.2)	(10)
Funds flow from operations	Q4/14	115.8		Q4/14	115.8		2014	505.7
Fourth quarter of 2014 funds flow from operations decreased 10 percent compared to the third quarter of 2014 primarily due to lower volumes as a result of minor property dispositions and temporary solution gas restrictions in the Swan Hills area. The impact of lower commodity prices was more than offset by realized commodity risk management gains, along with lower royalties and operating expenses.
Fourth quarter of 2014 funds flow from operations increased 9 percent compared to the same period in 2013 as the impact of lower volumes and commodity prices was more than offset by realized commodity risk management gains, along with lower royalties and operating expenses.
Full year 2014 funds flow from operations decreased 10 percent compared to 2013 mainly due to lower volumes resulting from 2013 and 2014 property dispositions which were mostly offset by an increase in natural gas prices and lower operating and interest expenses year over year.
Net Income (Loss)
Pengrowth recorded a net loss of $506.0 million in the fourth quarter of 2014 compared to net income of $52.2 million in the third quarter of 2014 and a net loss of $91.1 million in the fourth quarter of 2013. The substantial increase in net loss was primarily a result of non-cash impairment charges of approximately $858 million after-tax, recorded in the fourth quarter of 2014, partly offset by an increase in unrealized gain on commodity risk management.
Full year 2014 net loss of $578.8 million increased $261.9 million compared to a net loss of $316.9 million in 2013 mainly due to non-cash impairment charges of approximately $858 million after-tax, recorded in the fourth quarter of 2014, partly offset by an increase in unrealized gain on commodity risk management and the absence of the 2013 loss on disposition of properties.

PENGROWTH 2014 Management's Discussion and Analysis	8

Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses, however, non-cash impairment charges of approximately $858 million after-tax recorded in the fourth quarter of 2014 are included. The following table provides a reconciliation of net income (loss) to adjusted net income (loss):

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Net income (loss)	(506.0)	52.2	(91.1)	(578.8)	(316.9)
Excluded non-cash items in net income (loss):
Unrealized gain (loss) on commodity, power and interest risk management	501.3	121.1	(39.1)	499.6	(87.0)
Unrealized foreign exchange loss (1)	(29.8)	(42.7)	(28.2)	(79.0)	(63.0)
Unrealized loss on investments	—	(5.0)	—	(5.0)	(15.0)
Tax effect on non-cash items above	(122.7)	(24.6)	13.5	(115.4)	31.9
Total excluded	348.8	48.8	(53.8)	300.2	(133.1)
Adjusted net income (loss)	(854.8)	3.4	(37.3)	(879.0)	(183.8)

(1)	Net of associated foreign exchange risk management contracts.

The following table represents a continuity of adjusted net income (loss):

($ millions)	Q3/14 vs. Q4/14		Q4/13 vs. Q4/14		2013 vs. 2014
Adjusted net income (loss) for comparative period	Q3/14	3.4	Q4/13	(37.3)	2013	(183.8)
Funds flow from operations increase (decrease)		(13.2)		9.9		(55.2)
DD&A and accretion expense decrease		0.9		3.5		59.3
Impairment charges increase		(994.6)		(994.6)		(994.6)
Loss on property dispositions decrease		1.7		29.4		199.0
Other		1.9		2.3		1.8
Estimated tax on above		145.1		132.0		94.5
Net change		(858.2)		(817.5)		(695.2)
Adjusted net loss	Q4/14	(854.8)	Q4/14	(854.8)	2014	(879.0)
Pengrowth posted an adjusted net loss of $854.8 million in the fourth quarter of 2014 compared to adjusted net income of $3.4 million in the third quarter of 2014 and an adjusted net loss of $37.3 million in the fourth quarter of 2013. The increase in the adjusted net loss was primarily due to non-cash impairment charges Pengrowth recorded given the significant downturn in commodity benchmark prices in late 2014.
Full year 2014 adjusted net loss of $879.0 million increased $695.2 million compared to an adjusted net loss of $183.8 million in 2013 also due to non-cash impairment charges recorded in the fourth quarter of 2014 partly offset by reduced losses on disposition of properties and lower DD&A in 2014.

PENGROWTH 2014 Management's Discussion and Analysis	9

Price Sensitivity
The following table illustrates the sensitivity of funds flow from operations to changes in commodity prices after taking into account Pengrowth’s risk management contracts and outlook on oil differentials:

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2) (3)	U.S.$/bbl	$49.87	$1.00
Light oil				7.2
Heavy oil				7.0
Oil risk management (4)				(11.7)
NGLs				3.2
Net impact of U.S.$1/bbl increase in WTI				5.7
Oil differentials
Light oil	U.S.$/bbl	$5.77	$1.00	(7.2)
Heavy oil	U.S.$/bbl	$14.11	$1.00	(7.0)
Net impact of U.S.$1/bbl increase in differentials				(14.2)
AECO Natural Gas (2) (3)	Cdn$/Mcf	$2.76	$0.10
Natural gas				6.0
Natural gas risk management (4)				(3.0)
Net impact of Cdn$0.10/Mcf increase in AECO				3.0

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. An exchange rate of $1Cdn = $0.80 U.S. was used.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at February 1, 2015 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	Includes risk management contracts as at February 1, 2015.

PENGROWTH 2014 Management's Discussion and Analysis	10

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.
CAPITAL EXPENDITURES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Drilling, completions and facilities
Lindbergh	80.4	110.5	136.0	442.3	306.4
Non-thermal	34.9	61.5	72.8	256.5	299.8
Total drilling, completions and facilities	115.3	172.0	208.8	698.8	606.2
Land & seismic acquisitions (1)	123.9	0.3	1.1	129.3	2.9
Maintenance capital	17.8	19.1	26.6	72.8	81.9
Development capital	257.0	191.4	236.5	900.9	691.0
Other capital	1.8	0.5	3.2	3.1	4.8
Capital expenditures	258.8	191.9	239.7	904.0	695.8

(1)	Seismic acquisitions are net of seismic sales revenue.
Fourth quarter of 2014 capital expenditures were $258.8 million following the ongoing strategy of executing on projects that maximize cash flow while taking advantage of significant opportunities to expand Pengrowth's development inventory and continuing to invest in the first commercial phase of the Lindbergh thermal project. Approximately 48 percent of the fourth quarter of 2014 capital expenditures were invested in the acquisition of 32.6 gross/net sections of prospective liquids-rich Montney lands at Bernadet in north eastern British Columbia, 31 percent was spent at Lindbergh, and the remaining 21 percent was spent on non-thermal activity including drilling 13 (5.5 net) wells.
2014 capital spending totaled $904.0 million of which approximately 49 percent was invested at Lindbergh, 37 percent was invested in non-thermal activity with the remaining 14 percent invested in the Bernadet land acquisition.
Focus Areas
Lindbergh
Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of the Lindbergh resource include enhanced bitumen quality and flow characteristics resulting in an efficient steam oil ratio which translates into a lower operating cost structure and higher netbacks compared to many thermal projects. A two well pair pilot project at Lindbergh was brought on stream in February 2012 and the results have exceeded type curve and steam oil ratio expectations. The 12,500 bbl/d first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013 and Alberta Environmental Protection and Enhancement Act approval was received for the first commercial phase in July 2013. The Environmental Impact Assessment ("EIA") application for the Lindbergh expansion to 30,000 bbl/d was submitted to the regulators in December 2013.
During the fourth quarter of 2014, $80.4 million was invested at Lindbergh, bringing the year to date spending to $442.3 million. Construction of the initial 12,500 bbl/d commercial phase of Lindbergh was completed on time with steaming operations commencing in December 2014. Steam circulation on the 20 well pairs is following the same time line established for the pilot well pairs. Operations have commenced on all three well pads and production is expected to build through 2015 as downhole pumps are installed.
Pengrowth has entered into a transportation agreement with Husky for delivery of production from the initial commercial phase of Lindbergh to Hardisty, Alberta, with options to nominate additional future volumes as Lindbergh expands. Pengrowth retains maximum flexibility in regards to transportation options at Lindbergh and will be able to utilize both rail and pipeline to move production to markets and maximize netbacks. Construction of the pipeline is underway with an expected on stream date in the third quarter of 2015.
Operations at the pilot project continued to show strong results during the fourth quarter of 2014 with combined field production from the two well pairs averaging 1,689 bbl/d of bitumen. The average Instantaneous Steam Oil Ratio ("ISOR") for the fourth quarter of 2014 was 2.5. Since steaming commenced in February 2012, cumulative production

PENGROWTH 2014 Management's Discussion and Analysis	11

from the two well pairs exceeded 1.6 million bbls of bitumen by December 31, 2014 with a Cumulative Steam Oil Ratio ("CSOR") of 2.1. The pilot well pairs began their natural decline in 2014.
Lindbergh is expected to provide Pengrowth with the potential to ultimately develop annual bitumen production of 40,000 to 50,000 bbl/d. This is expected to be low cost production with low sustaining capital requirements and long reserve life.
Non-Thermal Oil and Gas
Pengrowth’s significant non-thermal oil and gas portfolio includes a large contiguous land base in the Greater Olds/Garrington area of Southern Alberta encompassing over 500 gross (250 net) sections of land with stacked opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. An extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large light oil accumulations in the Swan Hills area of northern Alberta providing low decline production and strong cash flow.
Development continued during the fourth quarter of 2014 in the Greater Olds/Garrington area with an additional 7 (3.2 net) wells drilled in the Cardium and an additional 2 (0.5 net) wells drilled in the Glauconite formation, all with 100 percent success. Two of the new Cardium wells are on stream, and 2 other wells have been tested, with initial test data and early production results meeting or exceeding expectations. Pengrowth’s fourth quarter of 2014 development program included 3 (0.8 net) wells in the Slave Point formation at Sawn Lake and 1 (1.0 net) injection well at Judy Creek supporting incremental production and reserves in the miscible flood. Pengrowth also completed and tied in 2 Groundbirch Montney horizontal wells in the fourth quarter of 2014 completed with high intensity multi-stage hydraulic fracturing technology. The initial production results from the 2 (2.0 net) Groundbirch wells indicate performance that significantly exceeds Pengrowth's historic Groundbirch production results.
Pengrowth acquired an additional 32.6 gross/net sections of prospective liquids-rich lands in the heart of the Montney fairway at Bernadet in north eastern British Columbia at the November 5, 2014 Crown land sale. This acquisition extends Pengrowth's legacy position in the Bernadet area of 4.0 gross/net sections and is expected to provide significant scalable, low risk development drilling inventory in addition to Pengrowth's existing Montney inventory in Groundbirch. With the addition of the Bernadet lands, Pengrowth is now well positioned with a focused multi-year conventional drilling inventory of light oil and liquids-rich natural gas prospects that complement Pengrowth's thermal opportunities.
2015 Capital Program
Pengrowth’s 2015 capital program of $200 million represents a 78 percent decrease from 2014 actual capital expenditures of $904.0 million. The program includes $125 million of non-thermal capital focused on optimization and enhancement activities targeting ongoing production and does not contemplate an active drilling program. Thermal capital of $75 million at Lindbergh is allocated to engineering design work on Phase II, the building of the sales pipeline connection to Husky, installation of downhole pumps on all new wells and the addition of treating capability at the existing facilities to increase throughput capacity.

PENGROWTH 2014 Management's Discussion and Analysis	12

RESERVES AND PERFORMANCE MEASURES
Reserves - Company Interest at Forecast Prices

Reserves Summary (MMboe except as noted)	2014	2013	2012
Proved Reserves
Additions + revisions for the year	32.9	83.4	21.0
Net acquisitions (dispositions) for the year	(3.2)	(45.6)	75.9
Total proved reserves at period end	310.1	307.0	300.1
Proved reserve replacement ratio excluding net acquisitions (dispositions)	123%	270%	66%
Proved reserve replacement ratio including net acquisitions (dispositions)	111%	122%	306%
Proved plus Probable Reserves (P+P)
Additions + revisions for the year	112.4	65.3	103.8
Net acquisitions (dispositions) for the year	(5.6)	(69.0)	109.4
Total proved plus probable reserves at period end	557.4	477.4	512.0
Total production (MMboe) (1)	26.8	30.9	31.7
P+P Reserve replacement ratio excluding net acquisitions (dispositions)	420%	211%	327%
P+P Reserve replacement ratio including net acquisitions (dispositions) (2)	399%	(12)%	672%

(1)	Includes production from Lindbergh pilot project.

(2)	2013 negative replacement ratio was a result of net dispositions in the year.
Pengrowth’s 2014 total proved reserves increased 1 percent from 2013, while total proved plus probable reserves increased 17 percent. Pengrowth added 32.9 MMboe of proved reserves and 112.4 MMboe of total proved plus probable reserves in 2014 from development and optimization activities in non-thermal properties, and ongoing reservoir delineation and the submission of a regulatory application to expand the development of the Lindbergh thermal project. The 2014 reserve additions resulted in an organic reserve replacement ratio of 420 percent for total proved plus probable reserves excluding net acquisitions and dispositions.
Further details of Pengrowth’s 2014 year end reserves, F&D and FD&A calculations are provided in the AIF which is filed on SEDAR (www.sedar.com) or the 40-F filed on EDGAR (www.sec.gov).
Performance Measures

Finding & Development Costs & Recycle Ratio	2014	2013	2012	3 year weighted average
Excluding Net Acquisitions (Dispositions) (F&D)
Excluding changes in FDC
F&D costs per boe - (P+P)	$8.03	$10.61	$4.44	$7.30
Recycle ratio (1) (2)	3.2	2.3	5.3	3.4
Including changes in FDC
F&D costs per boe - (P+P)	$22.33	$21.96	$16.85	$20.22
Recycle ratio (1)	1.1	1.1	1.4	1.2

(1)	Calculated as operating netback per boe divided by F&D costs per boe based on proved plus probable reserves.

(2)	Prior periods restated to conform to presentation in the current period.
2014 total proved plus probable F&D cost, including changes in FDC, was $22.33/boe, staying relatively flat year over year with a slight increase from 2013.
Recycle ratio is an important performance measure in assessing investment profitability and provides a comparison to our competitors. Pengrowth’s operating results and capital program in 2014 yielded a recycle ratio, excluding net acquisitions (dispositions) and including changes in FDC, of 1.1 on a proved plus probable basis, slightly below the three year average of 1.2.

PENGROWTH 2014 Management's Discussion and Analysis	13

Other Performance Measures	2014	2013	2012
Production per share (boe/share)	0.05	0.06	0.07
Production per debt adjusted share (boe/share) (1)	0.03	0.04	0.04
P+P reserves per share (boe/share)	1.04	0.91	1.00
P+P reserves per debt adjusted share (boe/share) (1)	0.54	0.62	0.60

(1)	Debt adjusted shares equals the shares outstanding plus the number of shares needed to retire all of the debt at the year end share price.
Pengrowth’s goal over the longer term is to modestly grow production and reserves per debt adjusted share, while continuing to pay a prudent dividend. On a debt adjusted basis, 2014 production and total proved plus probable reserves per share decreased from 2013, primarily due to increased debt resulting from the weakening of the Canadian dollar and the decrease in Pengrowth’s share price used to convert the debt to shares at December 31, 2014, offsetting the 17 percent increase in proved plus probable reserves.
PRODUCTION

	Three months ended						Twelve months ended
Daily production	Dec 31, 2014	% of total	Sept 30, 2014	% of total	Dec 31, 2013	% of total	Dec 31, 2014	% of total	Dec 31, 2013	% of total
Light oil (bbls)	19,361	27	21,359	30	22,488	29	21,228	29	27,061	32
Heavy oil (bbls)	8,299	12	8,246	11	8,369	11	8,251	11	8,355	10
Natural gas liquids (bbls)	9,381	13	9,403	13	10,476	13	10,130	14	10,476	12
Natural gas (Mcf)	208,563	48	200,786	46	216,231	47	202,076	46	231,812	46
Total boe per day	71,802		72,472		77,371		73,288		84,527

Fourth quarter of 2014 average daily production decreased 1 percent compared to the third quarter of 2014 as the effects of minor property dispositions and solution gas restrictions at Swan Hills were offset by increased Sable Island natural gas production after repairs and maintenance work was completed in the third quarter of 2014. Strong performance from the 2 well Groundbirch development program also contributed to the fourth quarter of 2014 production. Fourth quarter and full year 2014 production decreased 7 percent and 13 percent compared to the same periods last year, respectively, due to significant property dispositions in late 2013 and several minor dispositions in 2014, partly offset by production additions from the Cardium development program.
Light Oil
Fourth quarter of 2014 light oil production decreased 9 percent and 14 percent compared to the third quarter of 2014 and fourth quarter of 2013, respectively, due to several minor 2014 property dispositions coupled with solution gas restrictions in the Swan Hills area during the fourth quarter of 2014. Full year 2014 light oil production decreased 22 percent compared to 2013 due to the late 2013 property dispositions and several minor 2014 dispositions, partly offset by new production from the Cardium development program.
Heavy Oil
Fourth quarter of 2014 heavy oil production increased 1 percent compared to the third quarter of 2014 due to slightly higher production at Lindbergh and Bodo. Fourth quarter and full year 2014 heavy oil production decreased 1 percent compared to the same periods last year due to anticipated declines at the Lindbergh pilot project partly offset by higher production from a development program in the Bodo area.
NGLs
Fourth quarter of 2014 NGL production remained unchanged compared to the third quarter of 2014 but declined 10 percent compared to the fourth quarter of 2013 due to the absence of a Sable Island condensate shipment included in the fourth quarter of 2013. Full year 2014 NGL production decreased 3 percent compared to 2013 largely due to the late 2013 property dispositions partly offset by new Cardium production.
Natural Gas
Fourth quarter of 2014 natural gas production increased 4 percent compared to the third quarter of 2014 due to positive additions from the Groundbirch development program combined with less repair and maintenance downtime at Sable Island. Fourth quarter and full year 2014 natural gas production decreased 4 percent and 13 percent compared to the same periods last year, respectively, mainly as a result of the late 2013 property dispositions, partly offset by new Cardium and Groundbirch production.

PENGROWTH 2014 Management's Discussion and Analysis	14

COMMODITY PRICES
Oil and Liquids Prices Excluding Realized Commodity Risk Management

	Three months ended			Twelve months ended
(Cdn$/bbl)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Average Benchmark Prices
WTI oil	83.05	105.83	102.75	102.44	101.07
Edmonton par light oil	75.79	97.20	87.07	94.50	93.47
WCS heavy oil	66.85	83.84	69.07	81.03	75.14
Average Differentials to WTI
Edmonton par	(7.26)	(8.63)	(15.68)	(7.94)	(7.60)
WCS heavy oil	(16.20)	(21.99)	(33.68)	(21.41)	(25.93)
Average Sales Prices
Light oil	72.93	94.04	83.23	92.10	89.68
Heavy oil	61.56	78.43	61.43	75.21	67.98
Natural gas liquids	39.51	52.94	60.49	52.17	55.81
Fourth quarter of 2014 WTI crude oil price averaged Cdn$83.05/bbl, a decrease of 22 percent and 19 percent compared to the third quarter of 2014 and the fourth quarter of 2013, respectively. The rapid decline in global crude oil prices resulting from an oversupply of crude oil in late 2014 was partially mitigated by a decline in the Canadian dollar versus the U.S. dollar, as Pengrowth reports its revenues in Canadian dollars. Full year 2014 WTI crude oil price averaged Cdn$102.44/bbl, an increase of 1 percent compared to the full year 2013 price.
Fourth quarter of 2014 Edmonton par light oil differentials narrowed by 16 percent and 54 percent compared to the third quarter of 2014 and the fourth quarter of 2013, respectively. Full year 2014 light oil differentials widened by 4 percent compared to full year 2013 differentials.
Fourth quarter of 2014 WCS heavy oil differentials narrowed by 26 percent and 52 percent compared to the third quarter of 2014 and the fourth quarter of 2013, respectively. Full year 2014 heavy oil differentials narrowed by 17 percent compared to full year 2013 differentials.
Location and quality differentials, growing U.S. crude oil production as well as transportation bottlenecks are the primary drivers that move Canadian crude oil differentials to WTI. When differentials widen significantly, Pengrowth takes proactive steps to improve realizations, including transporting some crude oil by rail.
Pengrowth's fourth quarter and full year 2014 average oil and liquids sales prices moved in conjunction with the above described benchmark prices and differentials.
Natural Gas Prices Excluding Realized Commodity Risk Management

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Average Benchmark Prices
NYMEX gas (per MMBtu)	4.36	4.30	4.05	4.71	3.82
AECO monthly gas (per MMBtu)	4.01	4.22	3.15	4.42	3.16
Average Differential to NYMEX
AECO differential (per MMBtu)	(0.35)	(0.08)	(0.90)	(0.29)	(0.66)
Average Sales Prices
Natural gas (per Mcf) (1)	4.02	4.05	3.18	4.74	3.19

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
The NYMEX natural gas benchmark price averaged Cdn$4.36/MMBtu in the fourth quarter of 2014 resulting in an increase of 1 percent and 8 percent compared to the third quarter of 2014 and the fourth quarter of 2013, respectively. Full year 2014 NYMEX price increased 23 percent compared the same period last year. The increase in prices resulted from low natural gas storage in the key consuming regions of North America in the first half of 2014 coupled with a decline in the Canadian dollar.

PENGROWTH 2014 Management's Discussion and Analysis	15

Fourth quarter of 2014 AECO gas prices averaged Cdn$4.01/MMBtu, representing a decline of 5 percent compared to the third quarter of 2014. The decline in AECO price resulted from a widening of the differential between NYMEX and AECO. Fourth quarter and full year 2014 AECO prices increased 27 percent and 40 percent compared to the same periods in 2013, respectively. Higher NYMEX and a narrowing of the differential between AECO and NYMEX were the primary drivers behind the higher AECO prices.
Fourth quarter of 2014 realized natural gas sales price of Cdn$4.02/Mcf was essentially unchanged compared to the third quarter of 2014 in spite of the AECO gas price declining 5 percent as Pengrowth also sells its natural gas at several additional sales points which yielded higher prices than AECO. Fourth quarter and full year 2014 realized natural gas sales prices increased 26 percent and 49 percent compared to the same periods in 2013, respectively, mainly due to higher natural gas benchmark prices and a narrowing of the differential between NYMEX and AECO.
Total Average Sales Prices Excluding Realized Commodity Risk Management

	Three months ended			Twelve months ended
($/boe)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Average sales prices	43.61	54.73	47.92	55.42	51.10
Other production income including sulphur	0.52	0.63	0.37	0.54	0.54
Total oil and gas sales	44.13	55.36	48.29	55.96	51.64
Fourth quarter of 2014 average sales price of Cdn$43.61/boe decreased 20 percent and 9 percent compared to the third quarter of 2014 and the fourth quarter of 2013, respectively, mostly due to declines in crude oil benchmark prices. Full year 2014 average sales price increased 8 percent compared to full year 2013, as stronger benchmark prices from the first half of 2014 outweighed the rapid decline in prices seen in the fourth quarter of 2014.
Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
($ millions except per unit amounts)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Realized
Oil risk management	24.3	(23.9)	(17.5)	(66.5)	(60.5)
$/bbl (1)	9.55	(8.77)	(6.16)	(6.18)	(4.68)
Natural gas risk management	(2.6)	(4.7)	1.8	(29.6)	5.5
$/Mcf	(0.14)	(0.25)	0.09	(0.40)	0.07
Total realized gain (loss)	21.7	(28.6)	(15.7)	(96.1)	(55.0)
$/boe	3.29	(4.29)	(2.21)	(3.60)	(1.78)
Unrealized
Unrealized commodity risk management assets (liabilities) at period end	421.1	(84.2)	(80.0)	421.1	(80.0)
Less: Unrealized commodity risk management assets (liabilities) at beginning of period	(84.2)	(205.8)	(40.9)	(80.0)	7.0
Unrealized gain (loss) on commodity risk management contracts for the period	505.3	121.6	(39.1)	501.1	(87.0)

(1)	Includes light and heavy oil.
Pengrowth has an active commodity risk management program which primarily uses forward price swaps and puts to manage the exposure to commodity price fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals of the Corporation. Managing cash flow was of particular importance in 2014 as significant cash was required to complete the first commercial phase of Lindbergh. In addition to forward price swaps and puts, Pengrowth also engages in oil price differential swaps using a combination of financial and physical contracts.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts. Realized losses result when the average fixed risk management contracted price is lower than the benchmark prices, while realized gains are recorded when the average fixed risk

PENGROWTH 2014 Management's Discussion and Analysis	16

management contracted price is higher than the benchmark prices at settlement. Realized gains and losses are settled monthly and directly impact cash flow for the period.
As per the table above, realized commodity risk management gains were recorded in the fourth quarter of 2014 compared to losses in the third quarter of 2014 and the fourth quarter of 2013 primarily resulting from a decline in the oil benchmark price. Full year 2014 realized commodity risk management losses increased compared to the same period last year mainly due to a rise in natural gas benchmark prices year over year.
Unrealized gains and losses also vary period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. Unrealized losses result when the forward price curve moves higher than the fixed price, with the magnitude of the loss being proportional to the movement in the forward price curve while unrealized gains result when the forward price curve moves lower than the fixed price, with the magnitude of the gain being proportional to the movement in the forward price curve. Unrealized commodity risk management gains and losses do not impact cash flow for the period.
Forward Contracts - Commodity and Power Risk Management
The following table provides a summary of the fixed prices of the commodity and power risk management contracts in place at December 31, 2014 (see Note 17 to the audited Consolidated Financial Statements for more information on Pengrowth's risk management contracts):

Crude Oil Swaps and Puts
Reference point	Yearly average volume (bbl/d)	Year	% of total 2015 oil production Guidance (1)	Price/bbl ($Cdn)
WTI	26,000	2015	75%	93.99
WTI	19,482	2016	56%	90.39
Natural Gas Swaps and Puts
Reference point	Yearly average volume (MMBtu/d)	Year	% of 2015 natural gas production Guidance	Price/MMBtu ($Cdn)
AECO & NGI Chicago Index	86,279	2015	46%	3.84
AECO	37,887	2016	20%	3.79
AECO	21,877	2017	12%	4.01
AECO	4,739	2018	3%	3.89
Power
Reference point	Yearly average volume (MW)	Year	% of estimated power purchases	Price/MWh ($Cdn)
AESO	40	2015	79%	49.53
AESO	10	2016	15%	50.00

(1)
Includes light and heavy crude oil. After the successful 2013 divestment program, 2015 oil risk management contracts represent over 65 percent of 2015 production Guidance. Pengrowth's Board of Directors has approved the retention of the risk management contracts already in place.

In addition to the above table, Pengrowth has financial and physical contracts to manage oil price differentials. See Note 17 to the audited Consolidated Financial Statements for more information.

PENGROWTH 2014 Management's Discussion and Analysis	17

Commodity and Power Price Sensitivity on Risk Management Contracts as at December 31, 2014

($ millions)
Oil	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Unrealized pre-tax gain (loss) on oil risk management	(16.5)	16.5

Natural gas	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Unrealized pre-tax gain (loss) on natural gas risk management	(13.6)	13.5

Power	Cdn$1/MWh increase in future power prices	Cdn$1/MWh decrease in future power prices
Unrealized pre-tax gain (loss) on power risk management	0.4	(0.4)
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at December 31, 2014, revenue and cash flow would have been $421.1 million higher than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $421.1 million is composed of assets of $292.3 million relating to risk management contracts expiring within one year and assets of $128.8 million relating to risk management contracts expiring beyond one year.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value on the Consolidated Statements of Income (Loss) as unrealized commodity risk management gains (losses). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time. Realized risk management gains (losses) on power contracts are recorded in operating expenses and the unrealized amounts are recorded in other (income) expense.
In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production and purchase risk management contracts by product volume or power purchases as follows:

Forward Period	Percent of Estimated Production	Percent of Estimated Power Purchases
1 - 24 Months	Up to 65%	Up to 80%
25 - 36 Months	Up to 30%	Up to 50%
37 - 60 Months	Up to 25%	Up to 25%
As a result of the successful 2013 divestment program, 2015 oil risk management contracts represent over 65 percent of 2015 production Guidance. Pengrowth's Board of Directors approved the retention of the risk management contracts already in place.

PENGROWTH 2014 Management's Discussion and Analysis	18

OIL AND GAS SALES EXCLUDING REALIZED COMMODITY RISK MANAGEMENT
Contribution Analysis
The following table shows the contribution of each product category to oil and gas sales:

	Three months ended						Twelve months ended
($ millions except percentages)	Dec 31, 2014	% of total	Sept 30, 2014	% of total	Dec 31, 2013	% of total	Dec 31, 2014	% of total	Dec 31, 2013	% of total
Light oil	129.9	45	184.8	50	172.2	50	713.6	48	885.8	56
Heavy oil	47.0	16	59.5	16	47.3	14	226.5	15	207.3	13
Natural gas liquids	34.1	12	45.8	13	58.3	17	192.9	13	213.4	13
Natural gas	77.1	26	74.8	20	63.3	18	349.4	23	270.0	17
Other income including sulphur	3.4	1	4.2	1	2.6	1	14.5	1	16.9	1
Total oil and gas sales (1)	291.5		369.1		343.7		1,496.9		1,593.4

(1)	Excluding realized commodity risk management.
Price and Volume Analysis
Quarter ended December 31, 2014 versus Quarter ended September 30, 2014
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended September 30, 2014 (1)	184.8	59.5	45.8	74.8	4.2	369.1
Effect of change in product prices and differentials	(37.6)	(12.9)	(11.6)	(0.6)	—	(62.7)
Effect of change in sales volumes	(17.3)	0.4	(0.1)	2.9	—	(14.1)
Other	—	—	—	—	(0.8)	(0.8)
Quarter ended December 31, 2014 (1)	129.9	47.0	34.1	77.1	3.4	291.5

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 30 percent in the fourth quarter of 2014 compared to the third quarter of 2014 resulting from a decrease in the Edmonton par light oil benchmark price combined with lower sales volumes due to minor property dispositions and temporary solution gas restrictions in the Swan Hills area. Heavy oil sales decreased 21 percent in response to a decrease in the WCS benchmark. NGL sales decreased 26 percent driven by lower prices in the fourth quarter of 2014. Natural gas sales increased 3 percent in response to higher sales volumes from the Groundbirch development program combined with less downtime at Sable Island.
Quarter ended December 31, 2014 versus Quarter ended December 31, 2013
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended December 31, 2013 (1)	172.2	47.3	58.3	63.3	2.6	343.7
Effect of change in product prices and differentials	(18.4)	0.1	(18.1)	16.0	—	(20.4)
Effect of change in sales volumes	(23.9)	(0.4)	(6.1)	(2.2)	—	(32.6)
Other	—	—	—	—	0.8	0.8
Quarter ended December 31, 2014 (1)	129.9	47.0	34.1	77.1	3.4	291.5

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 25 percent in the fourth quarter of 2014 compared to the same period in 2013 due to lower volumes from several minor 2014 property dispositions and temporary solution gas restrictions in the Swan Hills area coupled with a decrease in the Edmonton par light oil price. Heavy oil sales were essentially unchanged. NGL sales decreased 42 percent driven by lower prices compared to the same period last year. Natural gas sales increased 22 percent due to higher natural gas benchmark prices year over year.

PENGROWTH 2014 Management's Discussion and Analysis	19

Twelve Months ended December 31, 2014 versus Twelve Months ended December 31, 2013
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Twelve months ended December 31, 2013 (1)	885.8	207.3	213.4	270.0	16.9	1,593.4
Effect of change in product prices and differentials	18.7	21.8	(13.5)	114.0	—	141.0
Effect of change in sales volumes	(190.9)	(2.6)	(7.0)	(34.6)	—	(235.1)
Other	—	—	—	—	(2.4)	(2.4)
Twelve months ended December 31, 2014 (1)	713.6	226.5	192.9	349.4	14.5	1,496.9

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Full year 2014 light oil sales decreased 19 percent compared to 2013 due to lower sales volumes relating to the late 2013 disposition program in addition to several minor 2014 property dispositions partly offset by an increase in the Edmonton par light oil price year over year. Heavy oil sales increased 9 percent resulting from an improvement in the WCS benchmark price. NGL sales decreased 10 percent impacted by lower pentane and butane prices in 2014 coupled with lower volumes. Natural gas sales increased 29 percent due to higher natural gas benchmark prices partly offset by lower sales volumes from the late 2013 property dispositions and natural declines.
ROYALTY EXPENSES

($ millions except per boe amounts and percentages)	Three months ended			Twelve months ended
	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Royalty expenses	51.2	65.5	62.8	268.6	275.1
$/boe	7.75	9.83	8.82	10.04	8.92
Royalties as a percent of oil and gas sales (%) (1)	17.6	17.7	18.3	17.9	17.3

(1)	Excluding realized commodity risk management.
Royalties include Crown, freehold, overriding royalties and mineral taxes.
Fourth quarter of 2014 royalties as a percentage of sales remained consistent with the third quarter of 2014. Fourth quarter of 2014 royalties as a percentage of sales decreased to 17.6 percent from 18.3 percent in the fourth quarter of 2013 mainly due to lower Sable Island royalties and lower freehold royalties. Full year 2014 royalties as a percentage of sales increased to 17.9 percent from 17.3 percent in 2013 impacted by an increase in natural gas reference prices and unfavourable gas cost allowance adjustments recorded in 2014.
OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended			Twelve months ended
	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Operating expenses	94.5	102.4	109.2	415.4	482.5
$/boe	14.31	15.36	15.34	15.53	15.64
Fourth quarter of 2014 operating expenses decreased $7.9 million or 8 percent compared to the third quarter of 2014 primarily due to lower power and turnaround costs combined with lower costs as a result of minor asset sales during the third quarter of 2014. On a per boe basis, fourth quarter of 2014 operating expenses decreased $1.05/boe as a result of the lower expenses, as mentioned above.
Fourth quarter of 2014 operating expenses decreased $14.7 million or 13 percent compared to the fourth quarter of 2013 primarily due to lower power, processing and gathering fees and from minor asset sales during the third quarter of 2014. On a per boe basis, fourth quarter of 2014 operating expenses decreased $1.03/boe compared to the fourth quarter of 2013 due to the above mentioned cost decreases partly offset by reduced production.
Full year 2014 operating expenses decreased $67.1 million or 14 percent due to the absence of operating expenses from properties divested throughout 2013 and 2014 as well as lower power costs, partly offset by increased turnaround costs in 2014. On a per boe basis, 2014 operating expenses decreased $0.11/boe compared to 2013 driven by lower costs partly offset by reduced production resulting mainly from the 2013 and 2014 dispositions.

PENGROWTH 2014 Management's Discussion and Analysis	20

TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended			Twelve months ended
	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Transportation expenses	8.7	6.5	7.8	30.8	29.4
$/boe	1.32	0.97	1.10	1.15	0.95
Fourth quarter of 2014 transportation expenses increased $2.2 million or 34 percent compared to the third quarter of 2014. During the fourth quarter of 2014, Pengrowth commenced directly marketing and delivering natural gas to the Chicago sales point using Pengrowth's existing Alliance pipeline capacity. Previously, Pengrowth's Alliance pipeline capacity was managed by a third party. Although Pengrowth's transportation expense increased, the realized natural gas price also increased. In addition, higher trucking costs at various locations also contributed to the increase in transportation expenses in the fourth quarter of 2014. On a per boe basis, fourth quarter of 2014 transportation expenses increased $0.35/boe compared to the third quarter of 2014 driven by increased transportation expenses, as described above.
Fourth quarter of 2014 transportation expenses increased $0.9 million or 12 percent compared to the fourth quarter of 2013 also resulting from moving natural gas directly into the Chicago market. On a per boe basis, fourth quarter of 2014 transportation expenses increased $0.22/boe compared to the same period last year due to higher transportation costs and lower production volumes.
Full year 2014 transportation expenses increased $1.4 million or 5 percent compared to 2013 mainly due to higher sales product trucking costs at Lochend. During the second half of 2014, pipeline infrastructure development was completed at Lochend. Also contributing to higher transportation costs in 2014 was the direct use by Pengrowth of its Alliance pipeline capacity as described above; where prior to the fourth quarter of 2014, the Alliance connected gas was sold at the wellhead, thereby not incurring transportation expenses. On a per boe basis, 2014 transportation costs increased $0.20/boe compared to 2013 due to the increase in transportation expenses combined with a decrease in production volumes.
Pengrowth incurs transportation expenses for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth also incurs transportation expenses on its oil and NGL production including sales product trucking costs and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 70 percent of its crude oil at market points beyond the wellhead, incurring transportation costs prior to custody transfer points. The transportation expenses are dependent upon third party rates and the distance the product travels prior to changing ownership or custody.

PENGROWTH 2014 Management's Discussion and Analysis	21

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income (Loss) and dividing by production. Certain assumptions have been made in allocating operating expenses and royalty injection credits between products. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

	Three months ended			Twelve months ended
Combined Netback ($/boe)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Oil & gas sales (includes other income)	44.13	55.36	48.29	55.96	51.64
Royalties	(7.75)	(9.83)	(8.82)	(10.04)	(8.92)
Operating expenses	(14.31)	(15.36)	(15.34)	(15.53)	(15.64)
Transportation expenses	(1.32)	(0.97)	(1.10)	(1.15)	(0.95)
Operating netback before realized commodity risk management	20.75	29.20	23.03	29.24	26.13
Realized commodity risk management	3.29	(4.29)	(2.21)	(3.60)	(1.78)
Operating netback	24.04	24.91	20.82	25.64	24.35

Light Oil Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	72.93	94.04	83.23	92.10	89.68
Royalties	(17.71)	(19.91)	(19.84)	(19.96)	(18.71)
Operating expenses	(15.78)	(15.99)	(16.57)	(15.80)	(17.04)
Transportation expenses	(2.18)	(1.65)	(2.22)	(2.10)	(1.65)
Light oil operating netback	37.26	56.49	44.60	54.24	52.28
Heavy Oil Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	61.56	78.43	61.43	75.21	67.98
Royalties	(10.58)	(13.09)	(9.90)	(11.71)	(9.79)
Operating expenses	(19.97)	(16.80)	(17.36)	(18.58)	(18.97)
Transportation expenses	(1.64)	(1.67)	(1.36)	(1.74)	(1.62)
Heavy oil operating netback	29.37	46.87	32.81	43.18	37.60
NGLs Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	39.51	52.94	60.49	52.17	55.81
Royalties	(9.19)	(14.38)	(15.47)	(14.61)	(15.33)
Operating expenses	(13.40)	(15.53)	(14.30)	(15.28)	(15.03)
Transportation expenses	—	—	(0.01)	—	(0.05)
NGLs operating netback	16.92	23.03	30.71	22.28	25.40
Natural Gas Netback Excluding Realized Commodity Risk Management ($/Mcf)
Sales	4.02	4.05	3.18	4.74	3.19
Royalties (1)	(0.19)	(0.22)	0.04	(0.33)	(0.02)
Operating expenses	(2.06)	(2.43)	(2.39)	(2.45)	(2.35)
Transportation expenses	(0.20)	(0.11)	(0.11)	(0.13)	(0.09)
Natural gas operating netback ($/Mcf)	1.57	1.29	0.72	1.83	0.73
Natural gas operating netback ($/boe)	9.42	7.74	4.32	10.98	4.38
CONTRIBUTION BASED ON OPERATING NETBACKS
Light oil	50%	58%	57%	55%	65%
Heavy oil	17%	19%	16%	17%	15%
Natural gas liquids	11%	10%	18%	11%	12%
Natural gas	22%	13%	9%	17%	8%

(1)	Fourth quarter of 2013 contains a favourable prior period adjustment.

PENGROWTH 2014 Management's Discussion and Analysis	22

Pengrowth realized a weighted average operating netback of $24.04/boe in the fourth quarter of 2014 representing a 3 percent decrease compared to the third quarter of 2014 primarily due to lower benchmark prices partly offset by realized risk management gains instead of losses and lower royalties and operating expenses. When comparing the fourth quarter of 2014 to the same period last year, the operating netback increased 15 percent mainly driven by realized risk management gains instead of losses and lower royalties and operating expenses.
Full year 2014 operating netback increased 5 percent compared to 2013 resulting mainly from higher benchmark prices year over year.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Cash G&A expenses	21.2	20.6	21.7	84.3	87.8
$/boe	3.21	3.09	3.05	3.15	2.85
Non-cash G&A expenses	2.6	5.0	2.5	16.0	15.0
$/boe	0.39	0.75	0.35	0.60	0.48
Total G&A	23.8	25.6	24.2	100.3	102.8
$/boe	3.60	3.84	3.40	3.75	3.33
Fourth quarter of 2014 cash G&A expenses were $0.6 million or $0.12/boe higher compared to the third quarter of 2014 mainly due to year end reserve reporting fees.
Fourth quarter of 2014 cash G&A expenses decreased $0.5 million compared to the same period last year resulting primarily from lower personnel costs. On a per boe basis, fourth quarter of 2014 cash G&A expenses increased $0.16/boe compared to the same period last year primarily due to the impact of lower production volumes in 2014 partly offset by lower costs.
Full year 2014 cash G&A expenses were $3.5 million lower compared to 2013 due to staffing decreases associated with the 2013 dispositions as well as lower office rent. On a per boe basis, 2014 cash G&A expenses increased $0.30/boe due to lower production volumes partly offset by lower expenses, as discussed above.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s Long Term Incentive Plan ("LTIP"). See Note 13 to the audited Consolidated Financial Statements for additional information. The compensation costs associated with this plan are expensed over the applicable vesting periods.
Fourth quarter of 2014 non-cash G&A expenses decreased $2.4 million compared to the third quarter of 2014 resulting from a lower performance multiplier on previously expensed grants. Fourth quarter of 2014 non-cash G&A expenses remained relatively unchanged compared to the same period last year.
Full year 2014 non-cash G&A expenses increased $1.0 million compared to 2013 due to slightly higher long term incentive plan grants in 2014.
During 2014, $14.7 million (2013 - $16.0 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").
UNREALIZED LOSS ON INVESTMENTS
Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $nil at December 31, 2014. The fair value is based in part on the lack of success of recent private placement equity offerings by the private company.
As the fair value at December 31, 2014 was estimated to be $nil (December 31, 2013 - $5 million) Pengrowth recorded an unrealized loss of $5 million in 2014 (2013 - $15 million loss). See Note 4 to the audited Consolidated Financial Statements for additional information.

PENGROWTH 2014 Management's Discussion and Analysis	23

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Depletion, depreciation and amortization	127.7	128.5	130.7	517.0	574.6
$/boe	19.33	19.27	18.36	19.33	18.62
Accretion	4.4	4.5	4.9	18.8	20.5
$/boe	0.67	0.67	0.69	0.70	0.66
Fourth quarter of 2014 DD&A expense decreased $0.8 million and $3.0 million compared to the third quarter of 2014 and fourth quarter of 2013, respectively, mainly due to the decrease in production volumes related to several minor 2014 property dispositions.
Full year 2014 DD&A expense decreased $57.6 million compared to 2013 due to lower production volumes related to the 2013 property dispositions and several minor 2014 property dispositions.
Fourth quarter of 2014 accretion expense remained relatively unchanged compared to the third quarter of 2014. Fourth quarter and full year 2014 accretion expense decreased $0.5 million and $1.7 million compared to the same periods last year, respectively, mainly due to decreases in the ARO liability resulting from property dispositions and discount rate changes.
EXPLORATION AND EVALUATION ASSETS ("E&E")
Pengrowth's E&E assets consist of exploration and development projects which are pending the determination of proved plus probable reserves and production. During the fourth quarter of 2014, Pengrowth acquired 32.6 gross/net sections of prospective liquids-rich Montney lands at Bernadet in north eastern British Columbia. The vast majority of the $490.1 million of E&E assets on the Consolidated Balance Sheets relate to the Groundbirch and Bernadet areas in north eastern British Columbia. See Note 6 of the audited Consolidated Financial Statements for more information.
IMPAIRMENTS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
PP&E impairment	486.3	—	—	486.3	—
E&E impairment	57.0	—	—	57.0	—
Goodwill impairment	451.3	—	—	451.3	—
Total impairment	994.6	—	—	994.6	—
PP&E Impairments
IFRS requires an impairment test to assess the recoverable value of the PP&E within each CGU whenever there is an indication of impairment. In light of a significant and rapid decline in oil benchmark prices in the fourth quarter of 2014 and continued softening in natural gas prices, impairment tests were carried out on all CGUs at December 31, 2014, resulting in a $486.3 million PP&E impairment on three CGUs at December 31, 2014. The impairment tests carried out were based on reserve values using pre-tax discount rates of 10 - 15 percent - varying from CGU to CGU (December 31, 2013: 8 - 15 percent), January 1, 2015 independent reserves evaluator's forecast pricing and an inflation rate of 2 percent. The recoverable amount of each CGU was determined using fair value less costs to sell.
All CGUs were negatively impacted by a downturn in the forward benchmark prices and those CGUs that previously used a discount rate of 8 percent were further impacted by the move to a discount rate of 10 percent in calculating the present value of the associated reserves. The increase in discount rate reflects the increased market uncertainty facing Western Canadian oil and gas companies.
The impairments noted above were recorded on the Consolidated Statements of Income (Loss) at December 31, 2014 and may be reversed, excluding goodwill, if and when the fair values of the CGUs increase in the future periods. However, the impairment test is sensitive to lower commodity prices, which have been under significant downward pressure recently. Further declines in commodity prices could result in additional impairment charges if the recoverable

PENGROWTH 2014 Management's Discussion and Analysis	24

values are further eroded by price decreases. See Note 5 to the audited Consolidated Financial Statements for additional information.
At December 31, 2013, there were no indications of impairment, however, due to the required annual goodwill impairment test, all of the CGUs that have associated goodwill were tested. No impairment was recognized on any of the CGUs tested at December 31, 2013.
Exploration and Evaluation Impairments
In conjunction with the Montney CGU, Pengrowth evaluated its Groundbirch project for an impairment. This was in accordance with Pengrowth's policy and IFRS which states that the impairment of ongoing E&E projects should be assessed on the cash flow from the applicable CGUs in the operating segment. It was determined that the recoverable amount was below the carrying amount, thus a $57.0 million impairment on the Groundbirch E&E asset was recorded at December 31, 2014.
The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved plus probable reserves for the operating segment. Undeveloped land and contingent resources were also considered in the recoverable amount. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated. The Groundbirch E&E impairment test was based on reserve values using a pre-tax discount rate of 10 percent; independent reserves evaluator January 1, 2015 forecast pricing and an inflation rate of 2 percent; and contingent resources using a pre-tax discount rate of 12 percent. See Notes 5 and 6 to the audited Consolidated Financial Statements for more information.
An impairment test was performed on January 1, 2013 upon transfer of the Lindbergh Project to PP&E. The net present value of the proved plus probable reserves, as determined by the external reserve evaluator, supported the carrying value of the Lindbergh Project, and as such, no impairment was required.
Goodwill Impairments
In accordance with IFRS, goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E and E&E.
At December 31, 2014, impairment tests were performed, which resulted in a $451.3 million impairment of goodwill to both CGU specific and groups of CGUs goodwill. All CGUs were negatively impacted by a downturn in the forward benchmark prices, and several CGUs were impacted by increasing the discount rate from 8 to 10 percent for present valuing the reserves. See Note 7 to the audited Consolidated Financial Statements for more information.
As at December 31, 2014, Pengrowth has remaining goodwill of $202.2 million (December 31, 2013 - $672.7 million) which is not specific to any CGU. In addition to the $451.3 million in impairment charges, several minor 2014 property dispositions resulted in a $19.2 million decrease in goodwill in 2014 (2013 - $28.0 million).
At December 31, 2013, an impairment test was performed with no impairments to goodwill recorded.
INTEREST AND FINANCING CHARGES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Interest and financing charges	27.6	26.0	24.6	105.6	100.2
Capitalized interest	(9.9)	(8.8)	(3.3)	(31.0)	(6.1)
Total interest and financing charges	17.7	17.2	21.3	74.6	94.1
At December 31, 2014, Pengrowth had approximately $1.8 billion in total long term debt composed of $1.5 billion of fixed rate debt, $0.2 billion in term credit facility and $0.1 billion in convertible debentures. Total long term debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 5.7 percent. The term credit facility had an average 3.8 percent interest rate and convertible debentures have a 6.25 percent coupon.
Fourth quarter of 2014 interest and financing charges, before capitalized interest, increased $1.6 million and $3.0 million compared to the third quarter of 2014 and fourth quarter of 2013, respectively, from borrowing on the term credit facility in the fourth quarter of 2014 and higher interest expense on U.S. term debt resulting from the weakening of the Canadian Dollar.

PENGROWTH 2014 Management's Discussion and Analysis	25

Full year 2014 interest and financing charges, before capitalized interest, increased $5.4 million compared to 2013 mainly due to higher interest expense on the U.S. and U.K. term debt as a result of the weaker Canadian dollar relative to last year.
In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the year ended December 31, 2014, $31.0 million (December 31, 2013 - $6.1 million) of interest was capitalized on the Lindbergh thermal project to PP&E using a capitalization rate of 5.7 percent (December 31, 2013 - 5.7 percent). Pengrowth anticipates to cease capitalizing interest on the first phase of Lindbergh in the first half of 2015.
OTHER (INCOME) EXPENSE
Full year 2014 other expense of $19.3 million includes a $22.6 million provision for clean-up and remediation costs at a northern Alberta oil property incurred in the first quarter of 2014 partly offset by gains on remediation trust funds and interest income.
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax recovery of $14.4 million in the fourth quarter of 2014 compared to a deferred tax expense of $32.6 million in the third quarter of 2014 and a deferred tax recovery of $18.6 million in the fourth quarter of 2013. Full year 2014 deferred tax recovery amounted to $20.4 million compared to $73.2 million recorded in 2013.
No current income taxes were paid by Pengrowth in 2014 or 2013. See Note 11 to the audited Consolidated Financial Statements for additional information.

PENGROWTH 2014 Management's Discussion and Analysis	26

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Currency exchange rate ($1Cdn = $U.S.) at period end	0.86	0.89	0.94	0.86	0.94
Unrealized foreign exchange loss on U.S. dollar denominated debt	(47.9)	(63.9)	(39.9)	(114.9)	(83.4)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	0.5	0.7	(6.1)	(2.9)	(9.4)
Total unrealized foreign exchange loss from translation of foreign denominated debt	(47.4)	(63.2)	(46.0)	(117.8)	(92.8)
Unrealized gain on U.S. foreign exchange risk management contracts	17.3	20.8	12.0	34.9	21.0
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	0.3	(0.3)	5.8	3.9	8.8
Total unrealized gain on foreign exchange risk management contracts	17.6	20.5	17.8	38.8	29.8
Total unrealized foreign exchange loss	(29.8)	(42.7)	(28.2)	(79.0)	(63.0)
Total realized foreign exchange gain (loss)	(0.3)	0.8	(0.2)	(1.0)	1.1
Pengrowth’s unrealized foreign exchange gains and losses are primarily attributable to the translation of the foreign denominated long term debt and the related foreign exchange risk management contracts. The gains or losses on principal restatement are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt. At December 31, 2014, the fair value of these foreign exchange derivative contracts was an asset of $58.0 million included on the Consolidated Balance Sheets with changes in the fair value between Balance Sheet dates reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50.0	70%	0.98
Swap	July 2017	400.0	250.0	63%	0.97
Swap	August 2018	265.0	125.0	47%	0.96
Swap	October 2019	35.0	15.0	43%	0.94
Swap	May 2020	115.5	20.0	17%	0.95
No contracts	October 2022	105.0	—	—	—
No contracts	October 2024	195.0	—	—	—
		1,187.0	460.0	39%
To mitigate the fluctuations in the U.K. pound sterling denominated long term debt Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50.0	December 2015	0.50
15.0	October 2019	0.63

PENGROWTH 2014 Management's Discussion and Analysis	27

At December 31, 2014, the fair value of these foreign exchange derivative contracts was a liability of $7.2 million included on the Consolidated Balance Sheets with changes in the fair value between Balance Sheet dates reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
At December 31, 2014, each Cdn$0.01 exchange rate change would result in approximately a $4.6 million pre-tax change in the fair value of the U.S. risk management contracts and a $0.7 million pre-tax change in the fair value of the U.K. risk management contracts.
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE

($ millions)	Dec 31, 2014	Dec 31, 2013	Change
ARO, opening balance	606.2	868.9	(262.7)
Revisions due to discount rate changes (1)	211.5	(195.0)	406.5
Expenditures on remediation	(22.9)	(29.6)	6.7
ARO on dispositions	(66.5)	(84.0)	17.5
Accretion and other	52.5	45.9	6.6
ARO, closing balance	780.8	606.2	174.6

(1)
2014 amount relates to change in the discount rate from 3.25 percent to 2.3 percent. 2013 amount relates to change in the discount rate from 2.5 percent to 3.25 percent. The offset to both revisions is recorded in PP&E.

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.
2014 ARO liability increased $174.6 million mainly due to a change in the risk free discount rate from 3.25 percent at December 31, 2013 to 2.3 percent at December 31, 2014 which increased the liability by $211.5 million. The rate decrease reflects a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. Partly offsetting this upward revision were several minor 2014 property dispositions which decreased the ARO liability by $66.5 million.
Pengrowth has estimated the net present value of its total ARO to be $780.8 million as at December 31, 2014 (December 31, 2013 – $606.2 million), based on a total escalated future liability of $2.0 billion (December 31, 2013 – $2.1 billion). The majority of the costs are expected to be incurred between 2038 and 2079. A risk free discount rate of 2.3 percent per annum and an ARO specific inflation rate of 1.5 percent were used to calculate the net present value of the ARO at December 31, 2014.
REMEDIATION TRUST FUNDS AND REMEDIATION AND ABANDONMENT EXPENSE
During 2014, Pengrowth contributed $5.0 million (December 31, 2013 - $4.6 million), into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and Sable Island. The total balance of the remediation trust funds was $60.4 million at December 31, 2014 (December 31, 2013 - $54.7 million).
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that is used to cover certain ARO on its Judy Creek properties in the Swan Hills area. Pengrowth makes monthly contributions to the fund of $0.10/boe of production from the Judy Creek properties and an annual lump sum contribution of $0.25 million.
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that will be used to fund the ARO of the Sable Island properties and facilities. Since 2007, Pengrowth made a monthly contribution to the fund at a rate of $0.52/MMBtu of its share of natural gas production and $1.04/bbl of its share of natural gas liquids production from Sable Island. Starting in January 2015, the new rates are $4.17/MMBtu of its share of natural gas production and $8.36/bbl of its share of natural gas liquids production.
See Note 4 to the audited Consolidated Financial Statements for additional information.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through December 31, 2014, Pengrowth spent $22.9 million on abandonment and reclamation (December 31, 2013 - $29.6 million). Pengrowth expects to spend approximately $25 million in 2015 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Regulator.

PENGROWTH 2014 Management's Discussion and Analysis	28

CLIMATE CHANGE PROGRAMS
Effective July 1, 2007, Alberta regulates Greenhouse Gas ("GHG") emissions under the Climate Change and Emissions Management Act of 2007. Under the Act, the Specified Gas Reporting Regulation ("SGRR") imposes annual GHG emissions reporting requirements on all Alberta facilities that emit more than 50,000 tonnes of greenhouse gases per year. Also under the Act, the Specified Gas Emitters Regulation ("SGER") requires Alberta facilities that emit more than 100,000 tonnes of greenhouse gases per year to reduce emissions intensity by 12 percent annually over baseline emission levels for those facilities. The baseline for facilities is an average of 2003, 2004 and 2005 emissions. Facilities can meet these required reductions in three ways: audited emission reductions in their operations; purchased Alberta-based offset carbon credits or contributions to the Alberta Climate Change and Emissions Management Fund. Unused reduction credits from one year may be carried forward to future years.
Pengrowth has three operated facilities that are subject to the annual 12 percent reduction: the Olds Gas Plant, the Judy Creek Gas Conservation Plant and the Quirk Creek Gas Plant. Pengrowth will report 2014 emission reduction information on these facilities by March 31, 2015, as scheduled. It is anticipated that the Olds Gas Plant and the Judy Creek Gas Conservation Plant will achieve the reduction targets for 2014, however the Quirk Creek Gas Plant is not expected to achieve the reduction target. During 2014, Pengrowth purchased approximately $0.7 million of Emission Performance Credits payable to the Alberta Climate Change and Emissions Management Fund relating to the 2013 Quirk Creek Gas Plant emissions reporting.
ACQUISITIONS AND DISPOSITIONS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Property acquisitions	1.2	13.7	12.1	17.0	16.0
Proceeds on property dispositions	(21.0)	(43.0)	(41.3)	(84.5)	(993.7)
Net cash acquisitions (dispositions)	(19.8)	(29.3)	(29.2)	(67.5)	(977.7)
During 2014, Pengrowth successfully closed several minor non-core property dispositions for aggregate net proceeds of $84.5 million resulting in pre-tax gains of $23.3 million. Pengrowth also completed several minor asset acquisitions for $17.0 million, excluding the $123.6 million land acquisition at Bernadet which is reflected in capital spending.
During 2013, Pengrowth successfully closed the disposition of its non-core southeast Saskatchewan assets, non-operated Weyburn property and other minor properties for proceeds of $993.7 million, net of closing adjustments, resulting in pre-tax losses of $175.7 million. The proceeds were used to pay down the term credit facility in 2013 and fund the first commercial phase of Lindbergh.
WORKING CAPITAL
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding the current portions of long term debt and convertible debentures, as applicable.
At December 31, 2014, Pengrowth had a working capital surplus of $22.7 million as current assets exceeded current liabilities. In comparison, Pengrowth had a working capital surplus of $179.3 million at December 31, 2013. The year over year decrease in the working capital surplus was due to a $nil cash balance at December 31, 2014 compared to $448.5 million at December 31, 2013, partly offset by a $299.6 million increase in the current asset fair value of risk management contracts at December 31, 2014. The cash balance of $448.5 million at the start of 2014 was used to fund the Lindbergh capital program.

PENGROWTH 2014 Management's Discussion and Analysis	29

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Dec 31, 2014	Dec 31, 2013	Change
($ millions)
Term credit facilities	191.0	—	191.0
Senior unsecured notes (1)	1,531.0	1,412.7	118.3
Senior debt	1,722.0	1,412.7	309.3
Convertible debentures	137.2	236.0	(98.8)
Total debt before working capital	1,859.2	1,648.7	210.5
Working capital surplus (2)	(22.7)	(179.3)	156.6
Total debt	1,836.5	1,469.4	367.1
Twelve months trailing:	Dec 31, 2014	Dec 31, 2013	Change
($ millions, except ratios and percentages)
Net loss	(578.8)	(316.9)	(261.9)
Add (deduct):
Interest and financing charges	74.6	94.1	(19.5)
Deferred income tax recovery	(20.4)	(73.2)	52.8
Depletion, depreciation, amortization and accretion	535.8	595.1	(59.3)
EBITDA	11.2	299.1	(287.9)
Add other items:
Impairment	994.6	—	994.6
(Gain) loss on disposition of properties	(23.3)	175.7	(199.0)
Other non-cash items (3)	(402.2)	180.2	(582.4)
Adjusted EBITDA	580.3	655.0	(74.7)
Senior debt before working capital to Adjusted EBITDA (4)	3.0	2.2	0.8
Total debt before working capital to Adjusted EBITDA (5)	3.2	2.5	0.7
Total debt to Adjusted EBITDA (6)	3.2	2.2	1.0
Total capitalization (7)	4,763.3	5,157.7	(394.4)
Total debt as a percentage of total capitalization	38.6%	28.5%

(1)	Includes current and long term portions.

(2)	Working capital surplus is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding the current portion of long term debt.

(3)	Primarily resulting from the impact of unrealized fair value changes in risk management contracts and unrealized foreign exchange on long term debt.

(4)	Indicative of debt covenant for senior debt before working capital to EBITDA of 3.5 times.

(5)	Indicative of debt covenant for total debt before working capital to EBITDA of 4.0 times.

(6)	Not indicative of the actual debt covenants. See the Financial Covenants section for more information.

(7)	Total capitalization includes total debt plus Shareholders' Equity per the Consolidated Balance Sheets.
At December 31, 2014, total debt increased $367.1 million from December 31, 2013 mainly due to the term credit facility balance increasing to $191.0 million, and a decrease in the working capital surplus which was used to help fund general corporate activities including capital expenditures and dividends. Also, a $118.3 million increase in the U.S. senior unsecured notes due to the weakening of the Canadian dollar contributed to the change. This was partly offset by a decrease in convertible debentures as one of the series matured and was paid off, using the term credit facility, on December 31, 2014.
The trailing twelve months total debt to Adjusted EBITDA ratio increased to 3.2x at December 31, 2014, compared to 2.2x at December 31, 2013 mainly due to the increase in total debt and a decrease in funds flow from operations.
In light of the rapid decline in commodity prices in late 2014, Pengrowth has taken extensive and proactive measures for 2015 to ensure the Corporation's financial health and sustainability in a low commodity price environment. In addition to Pengrowth's extensive risk management program, these new initiatives include:

•
A significantly reduced capital program for 2015 of $200 million, representing a 78 percent reduction from actual 2014 capital spending, with no decrease in expected production compared to 2014 due to anticipated volume contribution from the first commercial phase at Lindbergh.

PENGROWTH 2014 Management's Discussion and Analysis	30

•	A deferral in the development plan for Lindbergh that is still expected to deliver annual bitumen production of 40,000 to 50,000 bbl/d.

•	A 50 percent dividend reduction to $0.02 per share per month, which aims to balance 2015 cash inflows with capital obligations and dividends.

•	Enhanced focus on management of all aspects of capital, operating and G&A cost structures.

•
Commitment to ongoing risk management efforts to protect future cash flows and capital programs. Pengrowth has extensive oil and natural gas risk management contracts in place through 2015 and 2016 that are expected to provide a significant degree of cash flow certainty notwithstanding the current low commodity price environment.

Term Credit Facilities
Pengrowth maintains a $1 billion revolving credit facility which had a balance of $191.0 million at December 31, 2014 (December 31, 2013 - $nil) and had $25.0 million (December 31, 2013 - $35.8 million) in outstanding letters of credit. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks, and can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. The facility has a maturity date of July 26, 2017.
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At December 31, 2014, this facility had a balance of $9.0 million (December 31, 2013 - $nil) and had $0.9 million (December 31, 2013 - $0.8 million) of outstanding letters of credit. When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
Together, these two facilities provided Pengrowth with approximately $822 million of combined notional credit capacity at December 31, 2014, with the ability to expand the facilities by an additional $250 million. Use of the remaining credit capacity is still subject to complying with all financial covenants.
Financial Covenants
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2014.
On January 24, 2014, Pengrowth amended the credit facility by increasing the maximum permitted senior debt before working capital to EBITDA (as calculated in accordance with the debt agreements) ratio from 3.0 to 3.5 times and the total debt before working capital to EBITDA ratio from 3.5 to 4.0 times until December 31, 2015. As at December 31, 2014, Pengrowth's actual ratios pursuant to these two covenants were at 2.9 times and 3.1 times, respectively. The financial covenants are now substantially similar between the credit facilities and the senior unsecured notes. The ratios on the credit facility will revert back to their prior levels of 3.0 and 3.5 times, respectively, after December 31, 2015. The covenant amendments were obtained as a proactive step while Pengrowth completes construction of the first 12,500 bbl/d commercial phase of Lindbergh and a full year of Lindbergh production can contribute to the EBITDA calculation.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
The calculation for each financial covenant is based on specific definitions, is not in accordance with IFRS, is similar to Adjusted EBITDA, and cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements.
The key financial covenants as at December 31, 2014 are summarized below:
1.Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters (credit facility - 3.0 times after December 31, 2015);
2.Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters (credit facility - 3.5 times after December 31, 2015);
3.Total senior debt before working capital must be less than 50 percent of total book capitalization; and
4.EBITDA must not be less than four times interest expense for the last four fiscal quarters.
There may be instances, such as when financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to temporarily exceed the 4.0 times noted above. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro

PENGROWTH 2014 Management's Discussion and Analysis	31

forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.
If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to property dispositions, reducing capital expenditures or dividends as well as issuing equity. Details of these measures are included in Note 16 to the audited Consolidated Financial Statements.
Dividend Reinvestment Plan
Pengrowth's DRIP allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price of Pengrowth’s common shares as determined by the plan.
During the twelve months ended December 31, 2014, 9.2 million shares were issued under the DRIP program for cash proceeds of $51.8 million compared to 8.6 million shares issued for total proceeds of $44.9 million in 2013.
Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 17 to the audited Consolidated Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
FUNDS FLOW FROM OPERATIONS AND DIVIDENDS
The following table provides funds flow from operations, dividends declared, the excess of funds flow from operations over dividends, and payout ratio:

	Three months ended			Twelve months ended
($ millions, except per share amounts)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Funds flow from operations	115.8	129.0	105.9	505.7	560.9
Dividends declared	63.9	63.6	62.5	253.6	248.5
Funds flow from operations less dividends declared	51.9	65.4	43.4	252.1	312.4
Per share	0.10	0.12	0.08	0.48	0.60
Payout ratio (1)	55%	49%	59%	50%	44%

(1)	Payout ratio is calculated as dividends declared divided by funds flow from operations.
As a result of the depleting nature of Pengrowth's oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, through the sale of existing properties, additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.
Funds flow from operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity risk management contracts are contained in Note 17 to the audited Consolidated Financial Statements.

PENGROWTH 2014 Management's Discussion and Analysis	32

The following table provides the net payout ratio when the proceeds of the DRIP are netted against dividends declared to reflect Pengrowth’s net cash outlay:

	Three months ended			Twelve months ended
($ millions, except per share amounts)	Dec 31, 2014	Sept 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Proceeds from DRIP	12.3	13.1	11.7	51.8	44.9
Per share	0.02	0.02	0.02	0.10	0.09
Net payout ratio (%) (1)	45%	39%	48%	40%	36%

(1)	Net payout ratio is calculated as dividends declared net of proceeds from the DRIP divided by funds flow from operations.
DRIP participation was equivalent to approximately 19 percent of the total dividend during the fourth quarter of 2014 and 20 percent for the full year 2014.
DIVIDENDS
The Board of Directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Although the Corporation is committed to maintaining the dividend, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings and restrictions in the Business Corporations Act (Alberta).
In January 2015, Pengrowth's Board approved a monthly dividend of $0.02 per share starting with the dividend payable on March 16, 2015. The previous dividend level of $0.04 per share was based on higher commodity prices and, given the current low commodity price environment and the uncertainty over how long it will persist, Pengrowth believes that it was prudent to lower the amount of its monthly dividend to ensure that it balances its 2015 cash inflows with capital obligations and dividends in a lower commodity price environment.
Dividends are generally paid to shareholders on the fifteenth day or next business day of the month. Pengrowth paid $0.04 per share in each of the twelve months January through December 31, 2014 for an aggregate cash dividend of $0.48 per share. For the same period in 2013, Pengrowth also paid $0.04 per share in each of the months January through December for an aggregate cash dividend of $0.48 per share.

PENGROWTH 2014 Management's Discussion and Analysis	33

SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly information for 2014 and 2013:

2014	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	429.2	407.1	369.1	291.5
Net income (loss) ($ millions)	(116.2)	(8.8)	52.2	(506.0)
Net income (loss) per share ($)	(0.22)	(0.02)	0.10	(0.95)
Net income (loss) per share - diluted ($)	(0.22)	(0.02)	0.10	(0.95)
Adjusted net income (loss) ($ millions)	(2.8)	(24.8)	3.4	(854.8)
Funds flow from operations ($ millions)	139.5	121.4	129.0	115.8
Dividends declared ($ millions)	62.8	63.3	63.6	63.9
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	75,102	73,823	72,472	71,802
Total production (Mboe)	6,759	6,718	6,667	6,606
Average sales price ($/boe) (1)	63.00	60.08	54.73	43.61
Operating netback ($/boe) (2)	29.71	23.86	24.91	24.04
2013	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	393.5	416.6	439.6	343.7
Net loss ($ millions)	(65.1)	(53.4)	(107.3)	(91.1)
Net loss per share ($)	(0.13)	(0.10)	(0.21)	(0.17)
Net loss per share - diluted ($)	(0.13)	(0.10)	(0.21)	(0.17)
Adjusted net loss ($ millions)	(1.1)	(37.2)	(108.2)	(37.3)
Funds flow from operations ($ millions)	147.5	146.0	161.5	105.9
Dividends declared ($ millions)	61.6	62.1	62.3	62.5
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	89,702	87,909	83,275	77,371
Total production (Mboe)	8,073	8,000	7,661	7,118
Average sales price ($/boe) (1)	48.18	51.55	56.64	47.92
Operating netback ($/boe) (2)	24.79	24.44	27.10	20.82

(1)	Excluding realized commodity risk management.

(2)	Including realized commodity risk management.
Fourth quarter of 2014 average sales price decreased compared to all of the preceding quarters of 2014 and 2013, as per table above, driven by a rapid decline in the oil benchmark prices seen in late 2014. In contrast, the first and second quarters of 2014 average sales prices were the highest posted average prices since the fourth quarter of 2008 driven by an increase in the benchmark prices at that time.
Quarterly production in 2014 is lower compared to all four quarters in 2013 primarily due to property dispositions, lower natural gas production resulting from natural declines as a result of capital investment being directed mainly to oil development programs, in addition to a few fields with third party capacity constraints.
First quarter of 2014 posted the highest operating netback since the fourth quarter of 2011 resulting from higher benchmark prices in early 2014. The operating netback has decreased to $24.04/boe in the fourth quarter of 2014 as a result of the rapid decline in oil benchmark prices.
Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, unrealized gain (loss) on investments, accretion of ARO, unrealized risk management gains (losses), unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred taxes. Funds flow from operations was also impacted by changes in royalty expense, operating and G&A costs.

PENGROWTH 2014 Management's Discussion and Analysis	34

SELECTED ANNUAL INFORMATION
The table below provides a summary of selected annual information for the years ended 2014, 2013 and 2012.

	Twelve months ended December 31
($ millions unless otherwise indicated)	2014	2013	2012
Oil and gas sales (1)	1,496.9	1,593.4	1,458.2
Net income (loss)	(578.8)	(316.9)	12.7
Net income (loss) per share ($)	(1.10)	(0.61)	0.03
Net income (loss) per share - diluted ($)	(1.10)	(0.61)	0.03
Dividends declared per share ($)	0.48	0.48	0.66
Total assets	6,169.8	6,633.2	7,469.9
Long term debt (2)	1,859.2	1,648.7	1,767.7
Shareholders' equity	2,926.8	3,688.3	4,190.3
Number of shares outstanding at year end (thousands)	533,438	522,031	511,804

(1)	Excluding realized commodity risk management.

(2)	Includes current and long term portions of long term debt and convertible debentures, as applicable.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ millions)	2015	2016	2017	2018	2019	Thereafter	Total
Convertible debentures (1)	—	—	136.8	—	—	—	136.8
Interest payments on convertible debentures	8.6	8.6	2.1	—	—	—	19.3
Long term debt (2)	173.3	—	655.1	322.4	67.7	507.0	1,725.5
Interest payments on long term debt (3)	90.9	85.3	69.2	40.3	25.4	65.4	376.5
Operating leases (4)	13.1	12.8	12.0	10.9	9.5	51.9	110.2
Pipeline transportation	30.7	16.5	20.7	22.0	19.7	144.8	254.4
Other	17.9	2.9	0.7	0.7	0.3	11.0	33.5
	334.5	126.1	896.6	396.3	122.6	780.1	2,656.2

(1)	Assumes no conversion of convertible debentures prior to maturity.

(2)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate and excludes related foreign exchange risk management contracts.

(3)	Interest payments are calculated at period end exchange rates and interest rates except for fixed rate debt which is calculated at the actual interest rate.

(4)	Includes office rent, vehicle leases and other.
BUSINESS RISKS
The following factors should not be considered exhaustive. Additional risks are outlined in the Corporation’s most recent Annual Information Form ("AIF") which is available on SEDAR at www.sedar.com.
The amount of cash flow available for distribution to shareholders as dividends and the value of Pengrowth common shares are subject to numerous risk factors. Pengrowth’s principal source of net cash flow is from Pengrowth’s portfolio of producing oil and natural gas properties. Some of the principal risk factors that are associated with our business include, but are not limited to, the following:
Risks associated with Commodity Prices

•
The prices of Pengrowth’s products (crude oil, bitumen, natural gas and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, availability of pipeline and rail transportation capacity, availability of refining capacity, discount for Western Canadian light and heavy oil and natural gas, and political and economic stability.

•	Production could be shut-in at specific wells or fields in times of low commodity prices.

•
Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss as well as affect Pengrowth’s ability to maintain its current dividend rate, spend capital and meet obligations. The impairment test is sensitive to lower realized commodity prices, which have been under significant downward pressure in recent months, particularly oil prices. Further declines in commodity prices could result in additional impairment charges as the cushions in the CGU impairment tests have been eroded by price decreases and operating cost increases.

PENGROWTH 2014 Management's Discussion and Analysis	35

Risks associated with Liquidity

•
Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•
Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any counterparties to meet their contractual obligations could adversely impact Pengrowth.

•	Changing interest rates influence borrowing costs and the availability of capital.

•
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that an event of non-compliance continued, Pengrowth would have to repay the relevant debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•
Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our shareholders.

•	Uncertainty in international financial markets could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.
Risks associated with Legislation and Regulatory Changes

•
Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•
Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•
Regulations surrounding the fracture stimulation of wells, including increasing disclosure and restrictions, differ and depend on the area of operation. Pengrowth may have to adjust its operational practices, increase compliance and incur additional costs as a result.

•
Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility or term debt.

Risks associated with Operations

•
The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines, rail lines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•
Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and have a direct impact on cycle times.

•	Limitations on the availability of specialized equipment, goods and services, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•
Oil and gas operations can be negatively impacted by certain weather conditions, including floods, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•
A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

PENGROWTH 2014 Management's Discussion and Analysis	36

•
Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s ability to pay dividends to shareholders and the market price of the common shares.

•
During periods of increased activity within the oil and gas sector, the cost of goods and services may increase substantially and it may be more difficult to hire and retain staff and the cost for skilled labour may increase substantially.

•
Attacks by individuals against facilities, or the threat thereof, may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•
Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and Pengrowth’s ability to pay dividends to shareholders.

•
Delays or failure to secure regulatory approvals for projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

•
The performance and results of a thermal project such as Lindbergh is dependent on the ability of the steam to access the reservoir and efficiently move additional heavy oil that would otherwise remain trapped within the reservoir rock. The amount and cost of steam required, the additional oil recovered, the quality of the oil produced, the ability to recycle produced water into steam and the ability to manage costs will determine the economic viability for a thermal project.

•
The success of a thermal project such as Lindbergh will depend, in part, on our ability to sell our production at a desirable price. Current transportation and refining constraints have resulted in a volatile price environment with a substantial discount (differential) being paid for heavy oil and bitumen.

Risks associated with Strategy

•
Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payments to shareholders. In such an event, the market value of the common shares may also be adversely affected.

•
Pengrowth’s oil and gas reserves will be depleted over time and the level of cash flow from operations and the value of the common shares could materially decrease if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of Pengrowth’s common shares and dividends to shareholders.

•	Dividends and the market price of the common shares could be adversely affected by unforeseen title defects.
Asset Concentration Risks

•
Pengrowth sold almost $1 billion of assets in 2013 to fund, inter alia, the first commercial phase of Lindbergh. These asset sales, combined with the significant investment into Lindbergh substantially increased Pengrowth’s asset concentration and a failure (cost overruns, delays, performance issues, etc.) to execute at Lindbergh could have a significant adverse effect on Pengrowth and its ability to pay dividends.

PENGROWTH 2014 Management's Discussion and Analysis	37

Foreign Currency Risk

•
Pengrowth has substantial exposure to the U.S. dollar. Any decrease in the Canadian dollar relative to the U.S. dollar results in an increase in the Canadian dollar equivalent of Pengrowth’s U.S. dollar denominated term debt as Pengrowth reports and prepares its covenant calculations in Canadian dollars. A significant decrease in the value of the Canadian dollar relative to the U.S. dollar could cause Pengrowth to be in violation of its debt covenants resulting in Pengrowth being in default under its borrowing agreements.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•
Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated term debt for both interest and principal payments.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation which is available on SEDAR at www.sedar.com.
ACCOUNTING PRONOUNCEMENTS ADOPTED
On January 1, 2014, Pengrowth adopted amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”) relating to offsetting financial assets and financial liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. The retrospective adoption of this standard had no impact on the amounts recorded in the Consolidated Financial Statements.
On January 1, 2014, Pengrowth adopted IFRIC 21 Levies ("IFRIC 21"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. The retrospective adoption of this interpretation had no impact on the amounts recorded in the Consolidated Financial Statements.
ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. Pengrowth intends to adopt IFRS 15 in its Consolidated Financial Statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.
In July 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the

PENGROWTH 2014 Management's Discussion and Analysis	38

new general hedging model. Pengrowth intends to adopt IFRS 9 (2014) in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (“SOX”) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The CEO, Derek Evans, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the year ending December 31, 2014. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the Board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of Pengrowth's disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2014, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Energy Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
It should be noted that while Pengrowth’s CEO and CFO believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Pengrowth's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. Pengrowth's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of Pengrowth's financial reporting and the preparation of Pengrowth's Consolidated Financial Statements for external purposes in accordance with IFRS for note disclosure purposes. Pengrowth's internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect Pengrowth's transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of Pengrowth's Consolidated Financial Statements in accordance with IFRS and that receipts and expenditures of Pengrowth's assets are being made only in accordance with authorizations of Pengrowth's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pengrowth's assets that could have a material effect on Pengrowth's Consolidated Financial Statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Pengrowth's management, with the participation of Pengrowth's principal executive officer and principal financial officer, evaluated the effectiveness of Pengrowth's internal control over financial reporting as of December 31, 2014. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013).

PENGROWTH 2014 Management's Discussion and Analysis	39

Based on Pengrowth's evaluation, management concluded that Pengrowth's internal control over financial reporting was effective as of December 31, 2014.
The effectiveness of internal control over financial reporting as of December 31, 2014 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included with Pengrowth's audited Consolidated Financial Statements for the year ended December 31, 2014. No changes were made to Pengrowth's internal control over financial reporting during the year ending December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

PENGROWTH 2014 Management's Discussion and Analysis	40

MANAGEMENT'S REPORT TO SHAREHOLDERS

Management’s Responsibility to Shareholders

The Consolidated Financial Statements and the notes to the Consolidated Financial Statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which have been adopted in Canada. Financial information that is presented in the Management Discussion and Analysis is consistent with the Consolidated Financial Statements.

In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Consolidated Financial Statements.

Management is responsible for the reliability and integrity of the Consolidated Financial Statements, the notes to the Consolidated Financial Statements, and other financial information contained in this report. In order to ensure that management fulfills its responsibilities for financial reporting, we have established an organizational structure that provides appropriate delegation of authority, division of responsibilities, and selection and training of properly qualified personnel. Management is also responsible for the development of internal controls over the financial reporting process.

The Board of Directors ("the Board") is assisted in exercising its responsibilities through the Audit and Risk Committee ("the Committee") of the Board, which is composed of four independent directors. The Committee meets regularly with management and the independent auditors to satisfy itself that management’s responsibilities are properly discharged, to review the Consolidated Financial Statements and to recommend approval of the Consolidated Financial Statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and provided an independent professional opinion. The auditors have full and unrestricted access to the Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

February 26, 2015

PENGROWTH 2014 Financial Results	41

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Pengrowth Energy Corporation
We have audited the accompanying consolidated financial statements of Pengrowth Energy Corporation, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of loss, cash flow and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Pengrowth Energy Corporation as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pengrowth Energy Corporation’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of Pengrowth Energy Corporation’s internal control over financial reporting.
Chartered Accountants
February 26, 2015
Calgary, Canada

PENGROWTH 2014 Financial Results	42

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pengrowth Energy Corporation
We have audited Pengrowth Energy Corporation’s (the "Corporation") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Corporation as at December 31, 2014 and December 31, 2013, and the related consolidated statements of loss, cash flow and shareholders’ equity for the years then ended, and our report dated February 26, 2015 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants
February 26, 2015
Calgary, Canada

PENGROWTH 2014 Financial Results	43

PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)

		As at	As at
	Note	December 31, 2014	December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents		$—	$448.5
Accounts receivable	17	148.1	192.3
Fair value of risk management contracts	17	299.6	—
		447.7	640.8
Fair value of risk management contracts	17	182.6	23.1
Other assets	4	60.4	59.7
Property, plant and equipment	5	4,786.8	4,817.6
Exploration and evaluation assets	6	490.1	419.3
Goodwill	7	202.2	672.7
TOTAL ASSETS		$6,169.8	$6,633.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	9	$10.7	$—
Accounts payable		352.9	353.2
Dividends payable		21.3	20.9
Fair value of risk management contracts	17	12.8	70.3
Current portion of long term debt	9	173.2	—
Current portion of convertible debentures	8	—	98.7
Current portion of provisions	10	27.3	17.1
		598.2	560.2
Fair value of risk management contracts	17	0.4	22.2
Convertible debentures	8	137.2	137.3
Long term debt	9	1,548.8	1,412.7
Provisions	10	760.7	594.4
Deferred income taxes	11	197.7	218.1
		3,243.0	2,944.9
Shareholders' Equity
Shareholders' capital	12	4,759.7	4,693.1
Contributed surplus		32.3	28.0
Deficit		(1,865.2)	(1,032.8)
		2,926.8	3,688.3
Commitments and contingencies	19, 20
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$6,169.8	$6,633.2
See accompanying notes to the Consolidated Financial Statements.
Approved on behalf of the Board of Directors of Pengrowth Energy Corporation

Director	Director

PENGROWTH 2014 Financial Results	44

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF LOSS
(Stated in millions of Canadian dollars, except per share amounts)

		Year ended December 31
	Note	2014	2013
REVENUES
Oil and gas sales		$1,496.9	$1,593.4
Royalties, net of incentives		(268.6)	(275.1)
		1,228.3	1,318.3
Realized loss on commodity risk management	17	(96.1)	(55.0)
Unrealized gain (loss) on commodity risk management	17	501.1	(87.0)
		1,633.3	1,176.3
EXPENSES
Operating		415.4	482.5
Transportation		30.8	29.4
General and administrative		100.3	102.8
Depletion, depreciation and amortization	5	517.0	574.6
Impairment	5, 6, 7	994.6	—
		2,058.1	1,189.3
OPERATING LOSS		(424.8)	(13.0)

Other (income) expense items
Unrealized loss on investment	4	5.0	15.0
(Gain) loss on disposition of properties	5	(23.3)	175.7
Unrealized foreign exchange loss	18	79.0	63.0
Realized foreign exchange (gain) loss	18	1.0	(1.1)
Interest and financing charges		74.6	94.1
Accretion	10	18.8	20.5
Other expense		19.3	9.9
LOSS BEFORE TAXES		(599.2)	(390.1)
Deferred income tax recovery	11	(20.4)	(73.2)
NET LOSS AND COMPREHENSIVE LOSS		$(578.8)	$(316.9)
NET LOSS PER SHARE	15
Basic		$(1.10)	$(0.61)
Diluted		$(1.10)	$(0.61)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2014 Financial Results	45

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)

		Year ended December 31
	Note	2014	2013
CASH PROVIDED BY (USED FOR):
OPERATING
Net loss and comprehensive loss		$(578.8)	$(316.9)
Non-cash items
Depletion, depreciation, amortization and accretion		535.8	595.1
Impairment	5, 6, 7	994.6	—
Deferred income tax recovery	11	(20.4)	(73.2)
Unrealized foreign exchange loss	18	79.0	63.0
Unrealized (gain) loss on commodity risk management	17	(501.1)	87.0
Share based compensation	13	16.0	15.0
Unrealized loss on investment	4	5.0	15.0
(Gain) loss on disposition of properties	5	(23.3)	175.7
Other items		(1.1)	1.9
Derivative settlement on senior note repayment		—	(1.7)
Funds flow from operations		505.7	560.9
Interest and financing charges		74.6	94.1
Expenditures on remediation	10	(22.9)	(29.6)
Change in non-cash operating working capital	14	98.3	11.4
		655.7	636.8
FINANCING
Dividends paid		(253.2)	(248.1)
Bank indebtedness	9	10.7	—
Long term debt (repayment) and related derivative settlement	9	191.0	(209.6)
Convertible debentures repayment	8	(97.9)	—
Interest paid		(105.1)	(99.7)
Other financing cost		—	(1.1)
Proceeds from DRIP and stock option exercises		53.4	47.0
		(201.1)	(511.5)
INVESTING
Capital expenditures		(904.0)	(695.8)
Property acquisitions		(17.0)	(16.0)
Proceeds on property dispositions		84.5	993.7
Other items		(10.2)	(10.0)
Change in non-cash investing working capital	14	(56.4)	48.6
		(903.1)	320.5
CHANGE IN CASH AND CASH EQUIVALENTS		(448.5)	445.8
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		448.5	2.7
CASH AND CASH EQUIVALENTS AT END OF YEAR		$—	$448.5
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2014 Financial Results	46

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)

		Year ended December 31
	Note	2014	2013
SHAREHOLDERS' CAPITAL	12
Balance, beginning of year		$4,693.1	$4,634.8
Share based compensation		14.8	13.4
Issued under DRIP		51.8	44.9
Balance, end of year		4,759.7	4,693.1

CONTRIBUTED SURPLUS
Balance, beginning of year		28.0	22.9
Share based compensation	13	17.5	16.4
Exercise of share based compensation awards		(13.2)	(11.3)
Balance, end of year		32.3	28.0

DEFICIT
Balance, beginning of year		(1,032.8)	(467.4)
Net loss		(578.8)	(316.9)
Dividends declared		(253.6)	(248.5)
Balance, end of year		(1,865.2)	(1,032.8)

TOTAL SHAREHOLDERS' EQUITY		$2,926.8	$3,688.3

See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2014 Financial Results	47

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

The Consolidated Financial Statements were authorized for release by the Board of Directors on February 26, 2015.

Property, Plant and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets
Pengrowth capitalizes all costs of developing and acquiring oil and gas properties. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs and share based compensation expense associated with exploration and development activities. Repairs and maintenance costs are expensed as incurred.

Exploration and Evaluation Assets
Costs of exploring for and evaluating certain oil and natural gas properties are capitalized within E&E assets. These E&E assets include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E&E assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.

E&E assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the commercial production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.

Property, Plant and Equipment
PP&E is stated at cost less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, costs attributable to bringing the asset into operation, the initial estimate of asset retirement obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

Subsequent Costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits

PENGROWTH 2014 Financial Results	48

embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.

The carrying amount of any replaced or sold component is de-recognized. The costs of the day-to-day servicing of PP&E are expensed as incurred.

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth capitalizes interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital projects that require capital expenditures over a period greater than one year, in order to produce oil or gas from a specific property. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use.

Dispositions
Gains or losses are recognized in the Consolidated Statements of Income (Loss) on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and property dispositions. The gain or loss is measured as the difference between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations and associated goodwill.

Depletion and Depreciation
The net carrying value of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the "best estimate" of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Properties with no remaining production and reserves are fully depleted in the year that production ceases. Assets under construction are not depleted or depreciated until available for their intended use.

For other assets, depreciation is recognized in the Consolidated Statements of Income (Loss) using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

-	Office equipment	60 months
-	Leasehold improvements and finance leases	Lease term/Useful life
-	Computers	36 months
-	Deferred hydrocarbon injectants	24 months
-	Motor vehicles	36 months

Depreciation methods, useful lives and residual values are reviewed annually.

Farmouts
Under IFRS, farmouts are considered a disposition of a partial interest in a property. The proceeds on the disposition are generally considered to be the capital spent, or estimated to be spent, by the farmee in order to earn the interest. When the agreed upon work commitment has been completed, the farmee has earned their interest. It is at this stage that Pengrowth records a gain or loss on disposition, the difference between the estimated capital and the carrying value of the disposed interest, in the Consolidated Statements of Income (Loss).

Leased Assets
Assets held by Pengrowth under leases which transfer to the Corporation substantially all of the risks and rewards of ownership are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability.

PENGROWTH 2014 Financial Results	49

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets held under other leases are classified as operating leases and are not recognized in the Consolidated Balance Sheets. Payments made under operating leases are recognized in the Consolidated Statements of Income (Loss) on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

At inception of certain arrangements, the Corporation determines whether such arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use the asset(s).

Goodwill and Business Combinations

Goodwill
Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment and divestitures.

Goodwill represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Consolidated Statements of Income (Loss).
In 2014, Pengrowth had goodwill allocated to both specific cash generating units and/or groups of cash generating units resulting from several prior year acquisitions. As Pengrowth disposes of certain properties, associated goodwill is included in the carrying amount of the properties when determining the gain or loss on disposal. Unless specific goodwill can be identified to the properties disposed of, the amount is measured on the basis of the relative value of the properties disposed of and the portion of the cash generating units retained.

Impairment

Non-Financial Assets

Property, Plant and Equipment
For the purpose of impairment testing, PP&E is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets - cash generating unit (the “CGU”).

CGUs that have associated goodwill are tested for impairment at least annually, however, CGUs with or without associated goodwill are first tested when there is an indication of impairment, such as sustained decreases in commodity prices or significant downward revisions in reserves volumes. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Consolidated Statements of Income (Loss).

The recoverable amount of a CGU is the higher of its value in use and the fair value less costs to sell. In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Undeveloped land, contingent resources and infrastructure may also be considered in the recoverable amount.

Impairment losses recognized in respect of specific CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. Impairment losses recognized in respect of goodwill allocated to a group of CGUs is allocated to the goodwill on a pro-rata basis.

Impairment losses in respect of PP&E recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable

PENGROWTH 2014 Financial Results	50

amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Exploration and Evaluation Assets
E&E assets are tested for impairment when there is an indication that a particular E&E project may be impaired. Examples of indicators of impairment include a significant price decline over an extended period, the decision to delay or no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount and, in certain circumstances, could be tested in conjunction with PP&E impairment testing of related CGUs. The impairment of E&E assets would be recognized in the Consolidated Statements of Income (Loss).

Goodwill
For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the CGU or groups of CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the CGU or CGUs. An impairment loss in respect of goodwill cannot be reversed.

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence, including failure to pay on time, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Any impairment losses of financial assets are recognized in the Consolidated Statements of Income (Loss). An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Consolidated Statements of Income (Loss).

Provisions
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at the appropriate discount rate. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (“ARO”)
Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset, net of accumulated depreciation, are derecognized if the asset is subsequently disposed.

Pengrowth has placed cash in segregated remediation trust fund accounts to fund certain ARO for the Judy Creek and Sable Island properties. These funds are reflected in Other Assets on the Consolidated Balance Sheets.

PENGROWTH 2014 Financial Results	51

Contract & Other Liabilities Provision
Pengrowth assumed firm pipeline commitments in conjunction with certain prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

Pengrowth also categorizes any finance lease transactions and cash-settled deferred share unit grants within this grouping.

Deferred Income Taxes
Income tax (recovery) expense is composed of current and deferred tax. Income tax (recovery) expense is recognized in the Consolidated Statements of Income (Loss) except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Consolidated Financial Statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

Share Based Compensation Plans
Pengrowth has share based compensation plans, which are described in Note 13. Compensation expense is based on the estimated fair value of the share based compensation award at the date of grant. Compensation expenses associated with the share based compensation plans are recognized in the Consolidated Statements of Income (Loss) over the vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of the awards together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital at the time of exercise.
Commencing in 2014, the independent members of the Board of Directors receive cash-settled Phantom Deferred Share Units ("Phantom DSUs"). Compensation expense associated with the Phantom DSUs is determined based on the fair value of the Phantom DSUs at the grant date and is subsequently adjusted to reflect the fair value of the associated common shares at each period end including notional dividends. This valuation incorporates the period end share price and the number of Phantom DSUs outstanding at each period end. Compensation expense is recognized in net income (loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.

Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity and power price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: (i) fair value through profit or loss, (ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities.

Accounts receivable are classified as loans and receivables which are measured at amortized cost.

Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in the Consolidated Statements of Income (Loss).

PENGROWTH 2014 Financial Results	52

Bank indebtedness, accounts payable, dividends payable, convertible debentures and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

Pengrowth has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the Consolidated Balance Sheets. Settlements on these physical delivery sales contracts are recognized in revenue in the period of settlement.

All derivatives must be classified as fair value through profit or loss and measured at fair value with changes in fair value over a reporting period recognized in net income (loss).

The receipts or payments arising from derivative commodity contracts are presented as realized gain (loss) on commodity risk management while the unrealized gains and losses are presented as unrealized gain (loss) on commodity risk management.

The receipts or payments arising from derivative power and interest rate contracts are included in operating expenses and interest expense, respectively. The unrealized gains and losses on derivative power and interest rate contracts are included in other (income) expense and interest expense, respectively.

The receipts or payments arising from derivative foreign exchange contracts are presented as realized foreign exchange (gain) loss while the unrealized gains and losses are presented as unrealized foreign exchange (gain) loss.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income (loss) using the effective interest rate method over the expected life of the debt.

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income (loss) on a straight line basis over the term of the facility.

Fair Value Measurement
All financial assets and liabilities for which fair value is measured or disclosed in the Consolidated Financial Statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Foreign Currency
The functional and reporting currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated to Canadian dollars at the exchange rates on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the Consolidated Balance Sheet date. Foreign exchange gains and losses are recognized in net income (loss).

Jointly Controlled Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted through jointly controlled operations that are not conducted through separate vehicles and accordingly, the accounts reflect only Pengrowth’s interest in such activities.

PENGROWTH 2014 Financial Results	53

Related Parties
Related parties are persons or entities that have control or significant influence over Pengrowth, as well as key management personnel. Note 21 provides information on compensation expense related to key management personnel. Pengrowth has no significant transactions with any other related parties.

Revenue Recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

Equity Investment
Pengrowth utilizes the equity method of accounting for investments subject to significant influence, if applicable. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.

Estimates
The preparation of Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the Consolidated Financial Statements and revenues and expenses during the reporting year. Actual results could differ from those estimated.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements is described below:

Estimating oil and gas reserves
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of goodwill and oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).

Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.

Determination of CGUs
The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU's carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

Asset Retirement Obligations
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth's wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work, the inflation assumption,

PENGROWTH 2014 Financial Results	54

and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing
CGUs that have associated goodwill are tested for impairment at least annually and CGUs with or without associated goodwill are tested when there is an indication of impairment. The test is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land, contingent resources and infrastructure may also be considered. The impairment assessment of goodwill is based on the estimated recoverable amount of the related CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.

Fair value of risk management contracts
Pengrowth records risk management contracts at fair value with changes in fair value recognized in the Consolidated Statements of Income (Loss). The fair values are determined using observable market data and external counterparty information.

Valuation of trade and other receivables, and prepayments to suppliers
Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

Net Income (Loss) per Share
Basic net income (loss) per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income (loss) per share amounts includes the dilutive effect of common share rights and options, deferred entitlement share units and other share units under the long term incentive plan using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money share unit rights and options would be used to purchase common shares at the average trading price during the period.

The dilutive effect of convertible debentures is calculated using net income (loss) for the period, adjusted for the after tax interest on the convertible debentures assuming they were converted at the start of the period; and adding to the diluted number of shares the weighted average shares issuable if the convertible debentures were converted at the start of the period.

Cash and Term Deposits
Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.

ACCOUNTING PRONOUNCEMENTS ADOPTED
On January 1, 2014, Pengrowth adopted amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”) relating to offsetting financial assets and financial liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. The retrospective adoption of this standard had no impact on the amounts recorded in the Consolidated Financial Statements.
On January 1, 2014, Pengrowth adopted IFRIC 21 Levies ("IFRIC 21"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. The retrospective adoption of this interpretation had no impact on the amounts recorded in the Consolidated Financial Statements.

3.	ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect

PENGROWTH 2014 Financial Results	55

the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. Pengrowth intends to adopt IFRS 15 in its Consolidated Financial Statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.
In July 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. Pengrowth intends to adopt IFRS 9 (2014) in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

4.	OTHER ASSETS

	As at
	December 31, 2014	December 31, 2013
Remediation trust funds	$60.4	$54.7
Other investment	—	5.0
	$60.4	$59.7

REMEDIATION TRUST FUNDS
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that is used to cover certain ARO on its Judy Creek properties in the Swan Hills area. Pengrowth makes monthly contributions to the fund of $0.10/boe of production from the Judy Creek properties and an annual lump sum contribution of $0.25 million. The investment in the Judy Creek remediation trust fund is classified as fair value through profit or loss. Interest income is recognized when earned and included in other (income) expense. As at December 31, 2014, the carrying value of the Judy Creek remediation trust fund was $7.0 million (December 31, 2013 - $7.0 million).
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that will be used to fund the ARO of the Sable Island properties and facilities. Since 2007, Pengrowth made a monthly contribution to the fund at a rate of $0.52/MMBtu of its share of natural gas production and $1.04/bbl of its share of natural gas liquids production from Sable Island. Starting in January 2015, the new rates are $4.17/MMBtu of its share of natural gas production and $8.36/bbl of its share of natural gas liquids production. The investment in the Sable Island fund is classified as fair value through profit or loss. Investment income is recognized when earned and is recorded in other (income) expense. As at December 31, 2014, the carrying value of the Sable Island remediation trust fund was $53.4 million (December 31, 2013 - $47.7 million).

PENGROWTH 2014 Financial Results	56

The following reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Remediation Trust Funds
Balance, December 31, 2012	$53.8
Contributions	2.8
Remediation expenditures	(1.3)
Investment income	1.8
Unrealized loss	(2.4)
Balance, December 31, 2013	$54.7
Contributions	2.9
Remediation expenditures	(1.5)
Investment income	2.1
Unrealized gain	2.2
Balance, December 31, 2014	$60.4

OTHER INVESTMENT
Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $nil. This investment is classified as fair value through profit or loss. The fair value is based in part on the lack of success of recent private placement equity offerings by the private company. Pengrowth owns a minority interest and does not have significant influence over the private corporation.
As the company is private, the estimated fair value is not based on observable market data and there are restrictions on selling the shares. The fair value at December 31, 2014 was $nil (December 31, 2013 - $5 million). An unrealized loss of $5 million was recorded in the third quarter of 2014 (December 31, 2013 - $15 million loss).

PENGROWTH 2014 Financial Results	57

5.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2012	$7,349.4	$74.2	$7,423.6
Additions to PP&E	705.4	4.6	710.0
Property acquisitions	16.0	—	16.0
Transfer from E&E assets (note 6)	144.3	—	144.3
Change in asset retirement obligations	(169.6)	—	(169.6)
Divestitures	(1,457.8)	—	(1,457.8)
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5
Additions to PP&E	812.7	6.1	818.8
Property acquisitions	17.0	—	17.0
Change in asset retirement obligations	245.2	—	245.2
Divestitures	(164.8)	—	(164.8)
Balance, December 31, 2014	$7,497.8	$84.9	$7,582.7

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2012	$1,450.9	$56.5	$1,507.4
Depletion and amortization for the period	567.6	7.0	574.6
Divestitures	(233.1)	—	(233.1)
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9
Depletion and amortization for the period	510.2	6.8	517.0
Impairment	486.3	—	486.3
Divestitures	(56.3)	—	(56.3)
Balance, December 31, 2014	$2,725.6	$70.3	$2,795.9

Net book value	Oil and natural gas assets	Other equipment	Total
As at December 31, 2014	$4,772.2	$14.6	$4,786.8
As at December 31, 2013	$4,802.3	$15.3	$4,817.6
During the year ended December 31, 2014, $14.7 million (December 31, 2013 – $16.0 million) of directly attributable general and administrative costs were capitalized to PP&E.
The calculation of depletion for the year ended December 31, 2014 excluded certain capital from the construction phase of the Lindbergh thermal project ("Lindbergh Project") of $877.3 million (December 31, 2013 – $399.7 million).
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the year ended December 31, 2014, $31.0 million (December 31, 2013 – $6.1 million) of interest was capitalized on the Lindbergh Project to PP&E using a capitalization rate of 5.7 percent (December 31, 2013 – 5.7 percent).
During the year ended December 31, 2014, Pengrowth successfully closed several minor non-core property dispositions for aggregate net proceeds of $84.5 million, resulting in pre-tax gains on disposition of properties of $23.3 million.
For the year ended December 31, 2013, Pengrowth successfully closed the disposition of its non-core southeast Saskatchewan assets, non-operated Weyburn property and other minor properties for proceeds of $993.7 million, resulting in pre-tax losses on disposition of properties of $175.7 million.

PENGROWTH 2014 Financial Results	58

IMPAIRMENT TESTING
In light of a significant and rapid decline in oil benchmark prices in the fourth quarter of 2014 and continued softening in natural gas prices, impairment tests were carried out on all CGUs at December 31, 2014, resulting in a $486.3 million PP&E impairment at December 31, 2014. The impairment tests carried out were based on reserve values using pre-tax discount rates of 10 - 15 percent - varying from CGU to CGU (December 31, 2013: 8 - 15 percent), January 1, 2015 independent reserves evaluator's forecast pricing and an inflation rate of 2 percent. The recoverable amount of each CGU was determined using fair value less costs to sell.
Impairments were primarily recorded in the following CGUs:

•
Central CGU, located in Central Alberta, composed of primarily oil producing assets and CGU specific goodwill, recorded a $219.7 million PP&E impairment. In addition, the CGU specific goodwill of $129.7 million was also impaired (see Note 7). The Central CGU had a recoverable amount of $1.0 billion at December 31, 2014.

•
Olds CGU, located in the Olds region of Alberta, primarily composed of natural gas and liquids producing assets, recorded a $52.6 million impairment. The Olds CGU had a recoverable amount of $447.0 million at December 31, 2014.

•
WCU Light Oil CGU, located in the Garrington/Lochend area of Alberta, composed of light oil producing assets, recorded a $214.0 million impairment. The WCU Light Oil CGU had a recoverable amount of $609.3 million at December 31, 2014.

All CGUs were negatively impacted by a downturn in the forward benchmark prices and those CGUs that previously used a discount rate of 8 percent were further impacted by the move to a pre-tax discount rate of 10 percent in calculating the present value of the associated reserves. The increase in discount rate reflects the increased market uncertainty facing Western Canadian oil and gas companies.
The impairments noted above were recorded on the Consolidated Statements of Income (Loss) at December 31, 2014 and may be reversed, excluding goodwill, if and when the fair values of the CGUs increase in the future periods. However, the impairment test is sensitive to lower commodity prices, which have been under significant downward pressure recently. Further declines in commodity prices could result in additional impairment charges if the recoverable values are further eroded by price decreases.

The estimates of the above recoverable amounts were determined based on the following information, as applicable:
(a) The net present value of the CGUs oil and gas reserves using:
i. Proved plus probable reserves as estimated by Pengrowth’s independent reserves evaluator,
ii. The commodity price forecast of Pengrowth’s independent reserves evaluator as noted below,
iii. Discounted at an estimated market rate.
(b) The fair value of undeveloped land.
(c) The fair value of infrastructure estimated by management.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

(a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

(b) Oil and natural gas prices. Forward price estimates for oil and natural gas are used in the cash flow model.
Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

(c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate cost of capital for potential acquirers of Pengrowth or Pengrowth’s CGUs. Changes in the general economic environment could result in significant changes to this estimate.

(d)	Undeveloped land. The undeveloped land value is based on Pengrowth’s undeveloped land acreage and the current market prices for undeveloped land.

(e)	Infrastructure. Assumptions that are valid at the time of infrastructure estimation may change significantly when new information becomes available.

PENGROWTH 2014 Financial Results	59

Below are the forward commodity price estimates used in the December 31, 2014 impairment test:

	WTI oil (1)	Foreign exchange rate	Edmonton light crude oil (1)	AECO gas (1)
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/MMBtu)
2015	62.50	0.85	64.71	3.31
2016	75.00	0.88	80.00	3.77
2017	80.00	0.88	85.71	4.02
2018	85.00	0.88	91.43	4.27
2019	90.00	0.88	97.14	4.53
2020	95.00	0.88	102.86	4.78
2021	98.54	0.88	106.18	5.03
2022	100.51	0.88	108.31	5.28
2023	102.52	0.88	110.47	5.53
2024	104.57	0.88	112.67	5.71
Thereafter	+ 2.0 percent/yr	0.88	+ 2.0 percent/yr	+ 2.0 percent/yr

(1)	Prices represent forecasted amounts as at January 1, 2015 by Pengrowth's independent reserves evaluator.
At December 31, 2013, there were no indicators of impairment, however, due to the required annual goodwill impairment test all CGUs that have associated goodwill were tested. No impairment was recognized on any of the CGUs tested at December 31, 2013.

6.	EXPLORATION AND EVALUATION ASSETS

Cost or deemed cost
Balance, December 31, 2012	$563.6
Transfer to PP&E	(144.3)
Balance, December 31, 2013	$419.3
Additions	127.8
Impairment	(57.0)
Balance, December 31, 2014	$490.1

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved plus probable reserves and production. Additions represent Pengrowth’s share of costs incurred on E&E assets during the period. Upon achievement of commercial viability and technical feasibility, E&E assets are transferred to PP&E, after being tested for impairment.
During the fourth quarter of 2014, Pengrowth acquired 32.6 gross/net sections of prospective liquids-rich Montney lands at Bernadet in north eastern British Columbia, which is included in the E&E balance as at December 31, 2014.
In the first quarter of 2013, the Board of Directors sanctioned the first phase of the Lindbergh Project resulting in $144.3 million of E&E costs being transferred to PP&E. This transfer represented all of the Lindbergh costs that were in E&E.

IMPAIRMENT TESTING

In conjunction with the Montney CGU, Pengrowth evaluated its Groundbirch project for an impairment. This was in accordance with Pengrowth's policy and IFRS which states that the impairment of ongoing E&E projects should be assessed on the cash flow from the applicable CGUs in the operating segment. It was determined that the recoverable amount was below the carrying amount, thus a $57.0 million impairment on the Groundbirch E&E was recorded at December 31, 2014.
The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves for the operating segment. Undeveloped land and contingent resources were also considered in the recoverable amount. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated. The Groundbirch E&E impairment test was based on reserve values using a pre-tax discount

PENGROWTH 2014 Financial Results	60

rate of 10 percent; independent reserves evaluator January 1, 2015 forecast pricing and an inflation rate of 2 percent; and contingent resources using a pre-tax discount rate of 12 percent. See Note 5 for more information.

An impairment test was performed on January 1, 2013 upon transfer of the Lindbergh Project to PP&E. The net present value of the proved plus probable reserves, as determined by the external reserve evaluator, supported the carrying value of the Lindbergh Project, and as such, no impairment was required.

7.	GOODWILL

Cost or deemed cost
Balance, December 31, 2012	$700.7
Divestitures	(28.0)
Balance, December 31, 2013	$672.7
Divestitures	(19.2)
Impairment	(451.3)
Balance, December 31, 2014	$202.2
In 2014, Pengrowth had goodwill allocated to specific CGUs and/or groups of CGUs resulting from several prior year acquisitions. As Pengrowth disposes of certain properties, associated goodwill is included in the carrying amount of the properties when determining the gain or loss on disposal. Unless specific goodwill can be identified to the properties disposed of, the amount is measured on the basis of the relative value of the properties disposed of and the portion of the CGUs retained. This resulted in $19.2 million of goodwill removed in 2014 (2013: $28.0 million).

IMPAIRMENT TESTING
Goodwill is stated at cost less accumulated impairment and divestitures. Goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E and E&E. At December 31, 2014, impairment tests were performed, which resulted in a $451.3 million impairment of goodwill to both CGU specific and groups of CGUs goodwill. All CGUs were negatively impacted by a downturn in the forward benchmark prices, and several CGUs were impacted by increasing the discount rate from 8 to 10 percent for present valuing the reserves.
The impairments noted above have been recorded on the Consolidated Statements of Income (Loss) and are not reversible in future periods. The remaining carrying value of goodwill at December 31, 2014 is $202.2 million and is not attributed to any specific CGU, thus this value is supported by the excess recoverable amount over the carrying value of a number of Pengrowth's CGUs.
An increase in the discount rate of two percent would result in approximately an additional $41 million of goodwill impairment. The goodwill impairment testing is classified under level 3 of the fair value measurement hierarchy. See Note 2 for more information on fair value hierarchy classifications.
At December 31, 2013, an impairment test was performed, with no impairments to goodwill recorded.

8.	CONVERTIBLE DEBENTURES
These subordinated convertible debentures are unsecured, and pay interest in arrears on a semi-annual basis. Each $1,000 debenture is convertible at the option of the holder at any time into fully paid common shares at a pre-determined conversion price per common share.

The convertible debentures are classified as both current and non-current liabilities on the Consolidated Balance Sheets as applicable, and the debt premium accretes over time to the principal amount owing on maturity. No value was ascribed to equity (through the conversion feature), as a result of Pengrowth’s ability to borrow at a lower rate than the convertible debenture interest rate.

PENGROWTH 2014 Financial Results	61

On December 31, 2014, $97.9 million of debentures matured and were settled with cash, leaving one series outstanding. The following table summarizes the activity associated with the convertible debentures:

Series	Series A-6.25%	Series B-6.25%	Total
Maturity date	Dec 31, 2014	Mar 31, 2017
Conversion price (per Pengrowth share)	$19.19	$11.51
Balance, December 31, 2012	$99.6	$137.5	$237.1
Premium accretion	(0.9)	(0.2)	(1.1)
Balance, December 31, 2013	$98.7	$137.3	$236.0
Premium accretion	(0.8)	(0.1)	(0.9)
Matured	(97.9)	—	(97.9)
Balance, December 31, 2014	$—	$137.2	$137.2
Face value, December 31, 2014	$—	$136.8	$136.8

9.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	December 31, 2014	December 31, 2013
U.S. dollar denominated senior unsecured notes:
71.5 million at 4.67 percent due May 2015	$82.9	$75.9
400 million at 6.35 percent due July 2017	463.4	424.6
265 million at 6.98 percent due August 2018	306.8	281.1
35 million at 3.49 percent due October 2019	40.5	37.1
115.5 million at 5.98 percent due May 2020	133.6	122.4
105 million at 4.07 percent due October 2022	121.3	111.1
195 million at 4.17 percent due October 2024	225.3	206.3
	$1,373.8	$1,258.5
U.K. pound sterling denominated unsecured notes:
50 million at 5.46 percent due December 2015	$90.3	$88.0
15 million at 3.45 percent due October 2019	27.0	26.3
	$117.3	$114.3
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 2018	$15.0	$15.0
25 million at 4.74 percent due October 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar revolving credit facility borrowings	$191.0	$—
Total long term debt	$1,722.0	$1,412.7

Current portion of long term debt	$173.2	$—
Non-current portion of long term debt	1,548.8	1,412.7
	$1,722.0	$1,412.7
Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity which is currently July 26, 2017.
This facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items.

PENGROWTH 2014 Financial Results	62

At December 31, 2014, the available facility was reduced by drawings of $191.0 million (December 31, 2013 – $nil) and letters of credit in the amount of $25.0 million (December 31, 2013 – $35.8 million) were outstanding.
As of December 31, 2014, an unrealized cumulative foreign exchange loss of $159.6 million (December 31, 2013 - $45.0 million loss) has been recognized on the remaining U.S. dollar term notes since the date of issuance. As of December 31, 2014, an unrealized cumulative foreign exchange gain of $20.4 million (December 31, 2013 - $23.3 million gain) has been recognized on the U.K. pound sterling denominated term notes since inception. See Note 17 for additional information about foreign exchange risk management and the impact on the Consolidated Financial Statements.

The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2015 - $173.2 million, 2016 - $nil, 2017 - $654.4 million, 2018 - $321.8 million, 2019 - $67.5 million.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At December 31, 2014, this facility was reduced by drawings of $9.0 million (December 31, 2013 – $nil) and reduced by $0.9 million of outstanding letters of credit (December 31, 2013 – $0.8 million). When utilized together with any overdraft amounts, this facility would appear on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2014. On January 24, 2014, certain of the credit facility covenants were amended until December 31, 2015. The financial covenants are now substantially similar between the credit facilities and the senior unsecured notes. The covenant amendments were obtained as a proactive step while Pengrowth completes construction of the first 12,500 bbl/d commercial phase of Lindbergh.

10.	PROVISIONS
Provisions are composed of ARO and contract & other liabilities. The following provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2012	$868.9	$6.7	$875.6
Incurred during the period	4.2	—	4.2
Property acquisitions	3.1	—	3.1
Property dispositions	(84.0)	—	(84.0)
Revisions due to discount rate changes (1)	(195.0)	—	(195.0)
Provisions settled	(29.6)	—	(29.6)
Other revisions	18.1	—	18.1
Accretion (amortization)	20.5	(1.4)	19.1
Balance, December 31, 2013	$606.2	$5.3	$611.5
Incurred during the period	6.8	4.4	11.2
Property acquisitions	3.5	—	3.5
Property dispositions	(66.5)	—	(66.5)
Revisions due to discount rate changes (2)	211.5	—	211.5
Provisions settled	(22.9)	(0.5)	(23.4)
Other revisions	23.4	(0.4)	23.0
Accretion (amortization)	18.8	(1.6)	17.2
Balance, December 31, 2014	$780.8	$7.2	$788.0

(1)	Relates to the change in the risk free discount rate from 2.5 percent to 3.25 percent. The offset is recorded in PP&E.

(2)	Relates to the change in the risk free discount rate from 3.25 percent to 2.3 percent. The offset is recorded in PP&E.

PENGROWTH 2014 Financial Results	63

As at December 31, 2014
Current	$24.9	$2.4	$27.3
Long term	755.9	4.8	760.7
	$780.8	$7.2	$788.0

As at December 31, 2013
Current	$15.0	$2.1	$17.1
Long term	591.2	3.2	594.4
	$606.2	$5.3	$611.5

The following assumptions were used to estimate the ARO liability:

	As at
	December 31, 2014	December 31, 2013
Total escalated future costs	2,007.0	2,122.5
Discount rate, per annum	2.3%	3.25%
Inflation rate, per annum	1.5%	1.5%
The majority of the costs are expected to be incurred between 2038 and 2079.

CONTRACT & OTHER LIABILITIES
Pengrowth assumed firm transportation commitments in conjunction with prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.
Provisions incurred in 2014 relate to a finance lease transaction and Board of Directors cash-settled deferred share unit grants.

11.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Year ended December 31
	2014	2013
Loss before taxes	$(599.2)	$(390.1)
Combined federal and provincial tax rate	25.22%	25.30%
Expected income tax recovery	$(151.1)	$(98.7)
Goodwill impairment and divestitures	118.7	7.1
Foreign exchange loss (1)	9.5	11.7
Loss on investments (2)	0.6	1.9
Effect of change in corporate tax rate	(2.4)	(0.2)
Other including share based compensation	4.3	5.0
Deferred income tax recovery	$(20.4)	$(73.2)

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses and related risk management contracts.

(2)	Reflects the 50% non-taxable portion of investment gains and losses.

PENGROWTH 2014 Financial Results	64

The net deferred income tax liability is composed of:

	As at
	December 31, 2014	December 31, 2013
Deferred tax liabilities associated with:
PP&E and E&E assets	$(590.3)	$(635.7)
Risk management contracts	(105.5)	17.6
Less deferred tax assets associated with:
Non-capital losses	287.7	242.2
Convertible debentures	0.1	0.3
Share issue costs	0.4	2.1
Provisions	197.4	154.2
Long term debt	12.5	1.2
Net deferred tax liability	$(197.7)	$(218.1)

In calculating the deferred income tax liability in 2014, Pengrowth included $1,150.7 million (2013 - $967.5 million) of non-capital losses available for carry forward to reduce taxable income in future years. These losses expire between 2026 and 2034.

Deferred tax assets have not been recognized with respect to the following items:

	As at
	December 31, 2014	December 31, 2013
Deductible temporary differences	$25.5	$25.5
Tax losses	16.7	16.7
	$42.2	$42.2

A continuity of the net deferred income tax liability for 2014 and 2013 is detailed in the following tables:

Movement in temporary differences during the year	Balance Jan 1, 2014	Recognized in profit or loss	Balance Dec 31, 2014
PP&E and E&E assets	$(635.7)	$45.4	$(590.3)
Convertible debentures	0.3	(0.2)	0.1
Long term debt	1.2	11.3	12.5
Share issue costs	2.1	(1.7)	0.4
Non-capital losses	242.2	45.5	287.7
Provisions	154.2	43.2	197.4
Risk management contracts	17.6	(123.1)	(105.5)
	$(218.1)	$20.4	$(197.7)

Movement in temporary differences during the year	Balance Jan 1, 2013	Recognized in profit or loss	Balance Dec 31, 2013
PP&E and E&E assets	$(718.5)	$82.8	$(635.7)
Convertible debentures	0.6	(0.3)	0.3
Long term debt	(10.7)	11.9	1.2
Share issue costs	4.9	(2.8)	2.1
Non-capital losses	208.3	33.9	242.2
Provisions	221.2	(67.0)	154.2
Risk management contracts	2.9	14.7	17.6
	$(291.3)	$73.2	$(218.1)

PENGROWTH 2014 Financial Results	65

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth's assets and liabilities and has no immediate impact on Pengrowth's cash flows.

No current income taxes were paid by Pengrowth in 2014 and 2013.

12.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	2014		2013
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of year	522,031	$4,693.1	511,804	$4,634.8
Share based compensation (cash exercised)	257	1.6	336	2.1
Share based compensation (non-cash exercised)	1,985	13.2	1,260	11.3
Issued for cash under Dividend Reinvestment Plan ("DRIP")	9,165	51.8	8,631	44.9
Balance, end of year	533,438	$4,759.7	522,031	$4,693.1

DIVIDEND REINVESTMENT PLAN
Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of Pengrowth. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price as determined by the plan.

13.	SHARE BASED COMPENSATION PLANS
Pengrowth’s Long Term Incentive Plan ("LTIP") as described below is used to grant awards of share based compensation. Prior to January 1, 2011, Pengrowth had other long term incentive plans that are being phased out with no new awards to be issued under the previous long term incentive plans.
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at December 31, 2014, the number of shares issuable under the share based compensation plans, in aggregate, represents 2.3 percent of the issued and outstanding common shares, which is within the limit.
Share based compensation expense is composed of the following:

	Year ended December 31
	2014	2013
Share based compensation	$18.0	$16.4
Amounts capitalized in the year	(1.5)	(1.4)
Share based compensation expense included in net loss	$16.5	$15.0

LONG TERM INCENTIVE PLAN ("LTIP")

Pengrowth’s LTIP has the following components:

(a) Performance Share Units ("PSUs")
PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs may be awarded to employees, officers and consultants. PSUs are subject to a performance factor ranging from 50 percent to 150 percent of the number of PSUs granted plus the amount of reinvested notional dividends.

PENGROWTH 2014 Financial Results	66

(b) Restricted Share Units ("RSUs")
RSUs may be awarded to employees, officers and consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs generally vest on the first, second and third anniversary date from the date of grant.

(c) Deferred Share Units ("DSUs")
DSUs are currently only issued to the independent members of the Board of Directors. Each DSU entitles the holder to one common share plus reinvested notional dividends since the grant date of the DSU. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs. Commencing in 2014, the independent members of the Board of Directors receive cash-settled phantom DSUs in lieu of any new grants of these share-settled DSUs.

The Board of Directors retain discretion with respect to the LTIP.
The following provides a continuity of the share settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2012	1,724	1,958	136
Granted	2,611	3,299	161
Forfeited	(439)	(483)	—
Exercised	(2)	(689)	(34)
Performance adjustment	(163)	—	—
Deemed DRIP	303	328	21
Outstanding, December 31, 2013	4,034	4,413	284
Granted	1,916	2,361	—
Forfeited	(259)	(285)	—
Exercised	(275)	(1,706)	—
Performance adjustment	108	—	—
Deemed DRIP	421	385	24
Outstanding, December 31, 2014	5,945	5,168	308

Compensation expense related to PSU, RSU, and DSU share settled plans are based on the fair value of the share units at the date of grant. The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant. For PSU and RSU grants made prior to 2013, the forfeiture rate was estimated at 10 to 25 percent for employees and 3 to 9 percent for officers, depending on the vesting period. For PSU and RSU 2013 and 2014 grants, the estimated forfeiture rates range from 10 to 30 percent for both employees and officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in net income (loss) over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.

For the year ended December 31, 2014, Pengrowth recorded $17.5 million of compensation expense related to the LTIP units (December 31, 2013 - $16.6 million), based on the weighted average grant date fair value of $7.04 per share unit (December 31, 2013 - $4.73 per share unit). As at December 31, 2014, the amount of compensation expense to be recognized over the remaining vesting period was $18.4 million or $2.44 per share unit (December 31, 2013 - $18.7 million or $2.73 per share unit) subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income (loss) over the remaining weighted average vesting period of 1.4 years.

PENGROWTH 2014 Financial Results	67

PREVIOUS LONG TERM INCENTIVE PLANS
(a) Deferred Entitlement Share Units ("DESU") Plan
This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan. As at December 31, 2014, all of the grants were fully vested and the total outstanding balance was composed of grants to the independent members of the Board of Directors which are not exercisable and do not expire until they cease to be a Director for any reason. As at December 31, 2014, the number of share units outstanding under the DESU Plan was 295,374 share units (December 31, 2013 - 275,409 share units).

(b) Common Share Rights Incentive Plan
The trust unit rights incentive plan that was effective when Pengrowth was a trust, was renamed on conversion to a corporation to the common share rights incentive plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. During the years ended December 31, 2014 and 2013, there were no exercise price reductions under this plan. As at December 31, 2014, all of the grants were fully vested and the number of share unit options outstanding under the Common Share Rights Incentive Plan was 3,159 share unit options (December 31, 2013 - 496,918 share unit options). The remaining share unit options outstanding have an exercise price of $11.18 per share unit option and expire in 2015.
CASH-SETTLED PHANTOM DEFERRED SHARE UNITS ("PHANTOM DSUs")
Commencing in 2014, the independent members of the Board of Directors receive cash-settled Phantom DSUs in lieu of any new grants of share-settled DSUs. Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of notional dividends) to be paid upon the individual ceasing to be a Director for any reason. Compensation expense associated with the Phantom DSUs is determined based on the fair value of the Phantom DSUs at the grant date and is subsequently adjusted to reflect the fair value of the associated common shares at each period end. This valuation incorporates the period end share price and the number of Phantom DSUs outstanding at each period end including notional dividends. Compensation expense is recognized in net income (loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. As at December 31, 2014, the number of Phantom DSUs outstanding was 133,621 units (December 31, 2013 - nil) with a corresponding long term liability of $0.5 million (December 31, 2013 - $nil). For the year ended December 31, 2014, Pengrowth recorded $0.5 million of compensation expense related to the Phantom DSUs (December 31, 2013 - $nil).

14.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Year ended December 31
Cash provided by:	2014	2013
Accounts receivable	$44.2	$5.3
Accounts payable	54.1	6.1
	$98.3	$11.4
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Year ended December 31
Cash provided by (used for):	2014	2013
Accounts payable, including capital accruals	$(56.4)	$48.6

DIVIDENDS PAID

In 2013 and 2014, Pengrowth paid $0.04 per share in dividends in each of the months January through December for an aggregate annual cash dividend of $0.48 per share.

PENGROWTH 2014 Financial Results	68

15.	AMOUNTS PER SHARE
The following reconciles the weighted average number of shares used in the basic and diluted net loss per share calculations:

	Year ended December 31
(000's)	2014	2013
Weighted average number of shares – basic and diluted	527,851	517,365
For the year ended December 31, 2014, 8.2 million shares (December 31, 2013 - 5.9 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

Further, for the year ended December 31, 2014, 23.0 million shares (December 31, 2013 - 23.0 million) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

16.	CAPITAL DISCLOSURES
Pengrowth defines its capital as shareholders’ equity, long term debt, convertible debentures, bank indebtedness and working capital.
Pengrowth’s goal over the longer term is to modestly grow production and reserves per debt adjusted share, while continuing to pay a prudent dividend.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.
Management monitors Pengrowth's capital structure using non-GAAP financial metrics, primarily total debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA") and total debt to total capitalization. Pengrowth seeks to manage the ratio of total debt to trailing Adjusted EBITDA and total debt to total capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt to trailing Adjusted EBITDA to temporarily fall outside of the normal targets set by management such as financing growth opportunities. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
In order to maintain its financial condition or adjust its capital structure, Pengrowth may dispose of non-core assets, adjust the level of capital spending, issue new debt, refinance existing debt, issue additional equity, monetize risk management contracts or adjust the level of dividends paid to shareholders to reduce debt levels.
Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing Adjusted EBITDA and total debt to total capitalization were within reasonable limits at December 31, 2014. However, with the continued weakening of commodity prices along with the Canadian dollar, Pengrowth was concerned about the ratios into 2015, so it took the proactive steps of reducing capital spending and dividends paid, to ensure these ratios will continue to stay within reasonable limits.

PENGROWTH 2014 Financial Results	69

The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

	As at
	December 31, 2014	December 31, 2013
Long term debt (1)	$1,722.0	$1,412.7
Convertible debentures (2)	137.2	236.0
Working capital surplus (3)	(22.7)	(179.3)
	$1,836.5	$1,469.4

(1)	Includes current portion of senior unsecured notes.

(2)	Includes current portion of convertible debentures.

(3)	Working capital surplus is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding the current portions of long term debt and convertible debentures.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Pengrowth’s financial instruments are composed of accounts receivable, accounts payable, risk management assets and liabilities, remediation trust funds, other investments in another entity, dividends payable to shareholders, bank indebtedness, convertible debentures and long term debt.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity and power prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity and power price risk, foreign currency risk and interest rate risk.
Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow which enables Pengrowth to fund its capital development program and dividends. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.

PENGROWTH 2014 Financial Results	70

Commodity Price Contracts
As at December 31, 2014, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Swaps
Reference point	Volume (bbl/d)	Remaining term	Price per bbl		Settlement currency
Financial:
Edmonton Light Sweet	1,500	Jan 1, 2015 - Mar 31, 2015	Cdn WTI less $8.77		Cdn
WTI	13,000	Jan 1, 2015 - Dec 31, 2015	$92.77		Cdn
WTI	12,500	Jan 1, 2015 - Jun 30, 2015	$95.76		Cdn
WTI	13,000	Jul 1, 2015 - Dec 31, 2015	$94.60		Cdn
WTI	4,500	Jan 1, 2016 - Dec 31, 2016	$75.18		Cdn
WTI	18,500	Jan 1, 2016 - Mar 31, 2016	$95.56		Cdn
WTI	14,000	Apr 1, 2016 - Jun 30, 2016	$95.04		Cdn
WTI	12,000	Jul 1, 2016 - Sep 30, 2016	$95.37		Cdn
WTI	11,500	Oct 1, 2016 - Dec 31, 2016	$95.20		Cdn
Puts
Reference point	Volume (bbl/d)	Remaining term	Price per bbl	Premium payable per bbl	Settlement currency
Financial:
WTI	500	Jan 1, 2015 - Mar 31, 2015	$97.25	$3.25	Cdn
WTI	500	Apr 1, 2015 - Jun 30, 2015	$97.25	$3.18	Cdn
WTI	4,000	Jan 1, 2016 - Mar 31, 2016	$90.00	$3.30	Cdn
Natural Gas:
Swaps
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu		Settlement currency
Financial:
AECO	78,195	Jan 1, 2015 - Dec 31, 2015	$3.78		Cdn
AECO	2,370	Jan 1, 2015 - Mar 31, 2015	$3.85		Cdn
NGI Chicago Index	7,500	Jan 1, 2015 - Dec 31, 2015	$4.50		Cdn
AECO	21,326	Jan 1, 2016 - Dec 31, 2016	$3.70		Cdn
AECO	23,695	Jan 1, 2016 - Mar 31, 2016	$4.10		Cdn
AECO	4,739	Apr 1, 2016 - Jun 30, 2016	$3.72		Cdn
AECO	4,739	Jul 1, 2016 - Sep 30, 2016	$3.70		Cdn
AECO	18,956	Oct 1, 2016 - Dec 31, 2016	$3.88		Cdn
AECO	18,956	Jan 1, 2017 - Dec 31, 2017	$4.00		Cdn
AECO	11,848	Jan 1, 2017 - Mar 31, 2017	$4.04		Cdn
AECO	4,739	Jan 1, 2018 - Dec 31, 2018	$3.89		Cdn
Puts
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu	Premium payable per MMBtu	Settlement currency
Financial:
AECO	4,739	Jan 1, 2016 - Mar 31, 2016	$3.93	$0.43	Cdn
AECO	4,739	Jan 1, 2016 - Jun 30, 2016	$3.59	$0.25	Cdn

PENGROWTH 2014 Financial Results	71

Commodity Price Sensitivity on Risk Management Contracts as at December 31, 2014

Oil	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Unrealized pre-tax gain (loss) on oil risk management	$(16.5)	$16.5
Natural gas	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Unrealized pre-tax gain (loss) on natural gas risk management	$(13.6)	$13.5
As at close December 31, 2014, the AECO gas spot price was $2.81/MMBtu (December 31, 2013 – $4.03/MMBtu). The WTI prompt monthly price was Cdn$61.80/bbl (December 31, 2013 – Cdn$104.68/bbl).

Physical Delivery Contracts
As at December 31, 2014, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Crude Oil:
Reference point	Volume (bbl/d)	Remaining term	Price per bbl
Edmonton Light Sweet	3,098	Jan 1, 2015 - Mar 31, 2015	Cdn WTI less $8.78

Power Price Contracts
As at December 31, 2014, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference point	Volume (MW)	Remaining term	Price per MWh	Settlement currency
Financial:
AESO	40	Jan 1, 2015 - Dec 31, 2015	$49.53	Cdn
AESO	10	Jan 1, 2016 - Dec 31, 2016	$50.00	Cdn
As at close December 31, 2014, the Alberta power pool spot price was $18.78/MWh (December 31, 2013 – $32.93/MWh). The average Alberta power pool price was $30.47/MWh for the three months ended December 31, 2014 (December 31, 2013 – $48.59/MWh). The average Alberta power pool price was $49.42/MWh for the year ended December 31, 2014 (December 31, 2013 – $80.19/MWh).
Power Price Sensitivity on Risk Management Contracts as at December 31, 2014
Each $1/MWh change in future power prices would result in a pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at December 31, 2014 of approximately $0.4 million.

Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar and U.K. pound sterling denominated notes for both interest and principal payments. Pengrowth has mitigated some of this risk by entering into a series of swap contracts and other derivatives in order to fix the foreign exchange rate on a portion of the U.S. dollar and all of the U.K. pound sterling denominated notes.

PENGROWTH 2014 Financial Results	72

Foreign Exchange Contracts
U.K. pound sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50.0	December 2015	0.50
15.0	October 2019	0.63
U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50.0	70%	0.98
Swap	July 2017	400.0	250.0	63%	0.97
Swap	August 2018	265.0	125.0	47%	0.96
Swap	October 2019	35.0	15.0	43%	0.94
Swap	May 2020	115.5	20.0	17%	0.95
No contracts	October 2022	105.0	—	—	—
No contracts	October 2024	195.0	—	—	—
		1,187.0	460.0	39%

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2014	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Consolidated Statements of Loss	$7.3	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2013	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Consolidated Statements of Loss	$7.3	$—

Interest Rate Risk
Pengrowth is exposed to interest rate risk on any outstanding balances on the Canadian dollar revolving credit facility.
Interest Rate Sensitivity
Bank Interest Cost
As at December 31, 2014, Pengrowth had approximately $1.7 billion of current and non-current long term debt outstanding (December 31, 2013 - $1.4 billion) of which $191.0 million was based on floating interest rates (December 31, 2013 - $nil). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $1.9

PENGROWTH 2014 Financial Results	73

million for the year ended December 31, 2014 (December 31, 2013 - $nil), assuming the amount was outstanding for the entire year.
Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the year ended December 31, 2014	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$292.3	$—	$7.3	$299.6
Non-current portion of risk management assets	128.8	—	53.8	182.6
Current portion of risk management liabilities	—	(2.5)	(10.3)	(12.8)
Non-current portion of risk management liabilities	—	(0.4)	—	(0.4)
Risk management assets (liabilities), end of year	$421.1	$(2.9)	$50.8	$469.0
Less: Risk management assets (liabilities) at beginning of year	(80.0)	(1.4)	12.0	(69.4)
Unrealized gain (loss) on risk management contracts for the year	$501.1	$(1.5)	$38.8	$538.4
Realized loss on risk management contracts for the year	(96.1)	(3.0)	(1.5)	(100.6)
Total unrealized and realized gain (loss) on risk management contracts for the year	$405.0	$(4.5)	$37.3	$437.8

As at and for the year ended December 31, 2013	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$—	$—	$—	$—
Non-current portion of risk management assets	—	—	23.1	23.1
Current portion of risk management liabilities	(68.1)	(1.3)	(0.9)	(70.3)
Non-current portion of risk management liabilities	(11.9)	(0.1)	(10.2)	(22.2)
Risk management assets (liabilities), end of year	$(80.0)	$(1.4)	$12.0	$(69.4)
Less: Risk management assets (liabilities) at beginning of year	7.0	(0.8)	(17.8)	(11.6)
Unrealized gain (loss) on risk management contracts for the year	$(87.0)	$(0.6)	$29.8	$(57.8)
Realized gain (loss) on risk management contracts for the year	(55.0)	3.0	1.2	(50.8)
Total unrealized and realized gain (loss) on risk management contracts for the year	$(142.0)	$2.4	$31.0	$(108.6)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized gains and losses are included in other (income) expense and interest expense, respectively. Realized gains and losses are included in operating expense and interest expense, respectively.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

PENGROWTH 2014 Financial Results	74

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, bank indebtedness and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and minority investment in a private company are equal to their carrying amount as these assets are carried at their estimated fair value.

The following tables provide fair value measurement information for financial assets and liabilities:

			Fair value measurements using:
As at December 31, 2014	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$60.4	$60.4	$60.4	$—	$—
Fair value of risk management contracts	482.2	482.2	—	482.2	—

Financial Liabilities
Convertible debentures	137.2	135.3	135.3	—	—
U.S. dollar denominated senior unsecured notes	1,373.8	1,457.7	—	1,457.7	—
Cdn dollar senior unsecured notes	39.9	41.5	—	41.5	—
U.K. pound sterling denominated unsecured notes	117.3	120.6	—	120.6	—
Fair value of risk management contracts	13.2	13.2	—	13.2	—

			Fair value measurements using:
As at December 31, 2013	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$54.7	$54.7	$54.7	$—	$—
Fair value of risk management contracts	23.1	23.1	—	23.1	—
Investment in private corporation	5.0	5.0	—	—	5.0

Financial Liabilities
Convertible debentures	236.0	240.0	240.0	—	—
U.S. dollar denominated senior unsecured notes	1,258.5	1,333.2	—	1,333.2	—
Cdn dollar senior unsecured notes	39.9	39.6	—	39.6	—
U.K. pound sterling denominated unsecured notes	114.3	118.6	—	118.6	—
Fair value of risk management contracts	92.5	92.5	—	92.5	—

Level 1 Fair Value Measurements
Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.
Level 2 Fair Value Measurements
Risk management contracts - the fair value of the risk management contracts is based on commodity, power and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

PENGROWTH 2014 Financial Results	75

Derivative contracts are recorded at fair value on the Consolidated Balance Sheets as current or long-term assets or liabilities, based on their values on a contract by contract basis, netted by counterparty. The derivative contracts fair values are all considered level two under the fair value hierarchy.
Term notes - the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
Level 3 Fair Value Measurements
Investment in Private Corporation - the fair value of the investment in Private Corporation is determined by considering several factors, including the lack of success of recent private placement equity offerings in the Private Corporation. The fair value of the investment has decreased to $nil as at December 31, 2014 (December 31, 2013 - $5 million), resulting in an unrealized loss of $5 million in 2014 (December 31, 2013 - loss of $15 million).
CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. In 2014, Pengrowth has two counterparties that individually account for more than ten percent of annual revenue. Both of the counterparties are large trading companies and subject to regular internal credit reviews.
Pengrowth considers amounts over 90 days as past due. As at December 31, 2014, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2014 and 2013 and has no significant bad debt provision at December 31, 2014. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
The components of accounts receivable are as follows:

	As at
	December 31, 2014	December 31, 2013
Trade	$129.9	$175.2
Prepaid and other	18.2	17.1
	$148.1	$192.3
LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a notional committed $1.0 billion term credit facility with an additional $250 million available under an expansion feature subject to lender approval and a $50 million demand operating line of credit. Use of the remaining credit capacity is still subject to complying with all financial covenants. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.

PENGROWTH 2014 Financial Results	76

Pengrowth’s non-current financial liabilities are as follows:

As at December 31, 2014	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures	$137.2	$156.1	$8.6	$8.6	$138.9	$—
Cdn dollar revolving credit facility (1)	191.0	209.5	7.2	7.2	195.1	—
Cdn dollar senior unsecured notes (1)	39.9	52.9	2.2	2.2	20.2	28.3
U.S. dollar denominated senior unsecured notes (1)	1,290.9	1,628.9	74.7	75.0	935.1	544.1
U.K. pound sterling denominated unsecured notes (1)	27.0	31.6	0.9	0.9	29.8	—
Other liabilities	4.8	12.0	—	1.5	2.9	7.6
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0
Power risk management contracts	0.4	0.4	—	0.4	—	—

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

As at December 31, 2013	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures	$137.3	$164.6	$8.6	$8.6	$147.4	$—
Cdn dollar senior unsecured notes (1)	39.9	55.0	2.2	2.2	21.1	29.5
U.S. dollar denominated senior unsecured notes (1)	1,258.5	1,642.8	72.1	145.9	867.2	557.6
U.K. pound sterling denominated unsecured notes (1)	114.3	129.1	5.7	93.5	2.7	27.2
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0
Commodity risk management contracts	11.9	12.1	—	12.1	—	—
Power and interest risk management contracts	0.1	0.1	—	0.1	—	—
Foreign exchange risk management contracts	10.2	1.7	0.3	0.3	0.8	0.3

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.
RISK MANAGEMENT CONTRACTS – GROSS AMOUNTS
Risk management contracts assets and liabilities are offset and the net amount presented in the Consolidated Balance Sheets when the Corporation has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
The following table sets out gross amounts relating to risk management contracts assets and liabilities that have been presented on a net basis on the Consolidated Balance Sheets:

	As at
Gross amounts	December 31, 2014	December 31, 2013
Risk management contracts
Current asset	$299.7	$0.9
Non-current asset	182.5	25.8
Current liability	(12.9)	(71.2)
Non-current liability	(0.3)	(24.9)
	$469.0	$(69.4)

PENGROWTH 2014 Financial Results	77

18.	FOREIGN EXCHANGE (GAIN) LOSS

	Year ended December 31
	2014	2013
Currency exchange rate ($1Cdn = $U.S.) at year end	$0.86	$0.94
Unrealized foreign exchange loss on U.S. dollar denominated debt	$114.9	$83.4
Unrealized foreign exchange loss on U.K. pound sterling denominated debt	2.9	9.4
Total unrealized foreign exchange loss from translation of foreign denominated debt	$117.8	$92.8
Unrealized gain on U.S. foreign exchange risk management contracts	$(34.9)	$(21.0)
Unrealized gain on U.K. foreign exchange risk management contracts	(3.9)	(8.8)
Total unrealized gain on foreign exchange risk management contracts	$(38.8)	$(29.8)
Total unrealized foreign exchange loss	$79.0	$63.0
Total realized foreign exchange (gain) loss	$1.0	$(1.1)

19.	COMMITMENTS

	2015	2016	2017	2018	2019	Thereafter	Total
Convertible debentures (1)	$—	$—	$136.8	$—	$—	$—	$136.8
Interest payments on convertible debentures	8.6	8.6	2.1	—	—	—	19.3
Long term debt (2)	173.3	—	655.1	322.4	67.7	507.0	1,725.5
Interest payments on long term debt (3)	90.9	85.3	69.2	40.3	25.4	65.4	376.5
Operating leases (4)	13.1	12.8	12.0	10.9	9.5	51.9	110.2
Pipeline transportation	30.7	16.5	20.7	22.0	19.7	144.8	254.4
Other	17.9	2.9	0.7	0.7	0.3	11.0	33.5
	$334.5	$126.1	$896.6	$396.3	$122.6	$780.1	$2,656.2

(1)	Assumes no conversion of convertible debentures prior to maturity.

(2)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate and excludes related foreign exchange risk management contracts.

(3)	Interest payments are calculated at period end exchange rates and interest rates except for fixed rate debt which is calculated at the actual interest rate.

(4)	Includes office rent, vehicle leases and other.

20.	CONTINGENCIES
Pengrowth has been named as a defendant in various litigation matters. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

21.	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Pengrowth’s Consolidated Statements of Income (Loss) are prepared primarily by the nature of expense, with the exception of employee compensation costs which are included in both operating and general and administrative expense line items.
The following table details the amount of total employee compensation costs (including share based compensation expense) included in the operating and general and administrative expense line items in the Consolidated Statements of Income (Loss).

PENGROWTH 2014 Financial Results	78

	Year ended December 31
	2014	2013
Operating	$44.7	$50.5
General and administrative	62.9	66.5
Total employee compensation costs	$107.6	$117.0
KEY MANAGEMENT PERSONNEL
Pengrowth has determined that the key management personnel of the Corporation are its officers and directors. In addition to the officers’ salaries and directors’ fees, the Corporation also provides other compensation to both groups including long term equity based incentives.
The following table provides information on compensation expense related to officers and directors. Key management personnel at Pengrowth was composed of up to 9 non-executive directors and 14 officers during the year ended December 31, 2014 (December 31, 2013 - 9 non-executive directors and 14 officers).

Year ended December 31, 2014	Wages & benefits	Bonus and other compensation	Share based compensation expense	Severance	Total
Directors	$0.7	$—	$0.5	$—	$1.2
Officers	4.8	3.7	6.5	0.5	15.5
	$5.5	$3.7	$7.0	$0.5	$16.7

Year ended December 31, 2013	Wages & benefits	Bonus and other compensation	Share based compensation expense	Severance	Total
Directors	$0.7	$—	$0.8	$—	$1.5
Officers	5.0	1.8	5.0	—	11.8
	$5.7	$1.8	$5.8	$—	$13.3

PENGROWTH 2014 Financial Results	79

CORPORATE PROFILE

DIRECTORS OF PENGROWTH ENERGY CORPORATION

John B. Zaozirny, Chairman
Vice Chairman
Canaccord Capital Corp.

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Margaret L. Byl
Corporate Director

Wayne K. Foo
President & CEO,
Parex Resources Inc.

Kelvin B. Johnston
President
Wylander Crude Corp.

James D. McFarland
President and CEO,
Valeura Energy Inc.

Michael S. Parrett
Corporate Director

A. Terence Poole
Corporate Director

Barry D. Stewart
Corporate Director

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and CEO

David P. Allen
Vice President, Exploration

Gillian I. Basford
Vice President, Human Resources

Douglas C. Bowles
Vice President and Controller

James E.A. Causgrove
Senior Vice President, Operations & Engineering

Steve J. De Maio
Vice President, In-Situ Oil Development & Operations

Dean Evans
Vice President and Treasurer

Andrew D. Grasby
Senior Vice President, General Counsel & Corporate Secretary

Rebecca D. Greenan
Vice President, Marketing

Marlon J. McDougall
Chief Operating Officer

Deric S. Orton
Vice President, Land

Robert W. Rosine
Executive Vice President, Business Development

Christopher G. Webster
Chief Financial Officer

TRANSFER AGENT

Computershare Trust Company

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
Bcf	billion cubic feet
boe*	barrels of oil equivalent
GJ	gigajoule
Mbbls	thousand barrels
MMbbls	million barrels
Mboe*	thousand barrels of oil equivalent
MMboe*	million barrels of oil equivalent
MMBtu	million British thermal units
Mcf	thousand cubic feet
MMcf	million cubic feet
Tcf	trillion cubic feet
MWh	mega watt hour
WTI	West Texas Intermediate
AECO	Alberta natural gas price point
AESO	Alberta power price point
NGI Chicago	Chicago natural gas price point

* 6 mcf of gas = 1 barrel of oil equivalent

PENGROWTH ENERGY CORPORATION

2100, 222 – 3rd Avenue SW
Calgary, AB T2P 0B4
Canada

Tel: 403.233.0224
Toll Free: 1.800.223.4122
Fax: 403.265.6251
Website: www.pengrowth.com

INVESTOR RELATIONS

Toll Free: 1.855.336.8814
Email: investorrelations@pengrowth.com

TSX: PGF | NYSE: PGH